EXHIBIT 2.01

AGREEMENT AND PLAN OF MERGER

dated as of

June 8, 2018

by and among

SMART GLOBAL HOLDINGS, INC.,

GLACIER ACQUISITION SUB, INC.,

PENGUIN COMPUTING, INC.

and
solely in its capacity as the initial
Holder Representative hereunder

FORTIS ADVISORS LLC

TABLE OF CONTENTS

Page

Article I. CERTAIN DEFINITIONS	1
1.1 Definitions	1
1.2 Construction	17
1.3 Knowledge	18
Article II. THE MERGER; CLOSING	18
2.1 The Merger	18
2.2 Effects of the Merger	18
2.3 Closing; Effective Time	18
2.4 Certificate of Incorporation and Bylaws of the Surviving Corporation	18
2.5 Directors and Officers	19
Article III. EFFECT OF THE MERGER	19
3.1 Conversion of Company Shares, Options and Warrants.	19
3.2 Payment	21
3.3 Schedule of Applicable Percentages and Allocation of Merger Consideration	23
3.4 Adjustment Amount	23
3.5 Exchange Agent	26
3.6 Intentionally Omitted	26
3.7 Withholding	26
3.8 Closing of Transfer Books	27
3.9 Earnout Payments	27
Article IV. REPRESENTATIONS AND WARRANTIES OF THE COMPANY	30
4.1 Corporate Existence and Power	30
4.2 Corporate Authorization	30
4.3 Governmental Authorization	31
4.4 Noncontravention	31
4.5 Capitalization	31
4.6 Subsidiaries	32
4.7 Indebtedness	33
4.8 Financial Statements	33
4.9 No Undisclosed Liabilities	33
4.10 Absence of Certain Changes	34
4.11 Litigation	34
4.12 Compliance with Laws	34
4.13 Material Contracts	34
4.14 Employee Benefit Plans	36
4.15 Employees; Labor Matters	38
4.16 Taxes	39

4.17 Brokers’ Fees	41
4.18 Insurance Coverage	41
4.19 Licenses and Permits	41
4.20 Personal Property	42
4.21 Real Property	42
4.22 Intellectual Property	43
4.23 Environmental Matters	47
4.24 Government Contracts; Export Controls; Sanctions	47
4.25 Affiliate Transactions	52
4.26 Anti-Corruption Compliance	52
4.27 Internal Controls	52
4.28 Products	52
4.29 Customers	52
4.30 No Implied Representations	53
Article V. REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB	53
5.1 Corporate Organization	53
5.2 Due Authorization	53
5.3 Noncontravention	54
5.4 Litigation	54
5.5 Governmental Authorization	54
5.6 Brokers’ Fees	54
5.7 Non-Reliance	54
Article VI. COVENANTS of the parties	55
6.1 FIRPTA Certificate	55
6.2 Consent Under Company Credit Facility	55
6.3 Director and Officer Liability	55
6.4 Employment Matters	56
6.5 Support of Transaction	57
6.6 Tax Matters	57
Article VII. HOLDER REPRESENTATIVE	62
7.1 Designation and Replacement of Holder Representative	62
7.2 Authority and Rights of the Holder Representative; Limitations on Liability	63
7.3 Indemnification of Holder Representative Group; Reimbursement Procedures	63
7.4 Holder Representative Expense Fund	64
7.5 Reliance by Holder Representative	64
7.6 Binding on Pre-Closing Holders’ Successors	64
Article VIII. INDEMNIFICATION	65
8.1 Survival	65
8.2 Indemnification	65

8.3 Indemnification Claim Procedures	66
8.4 Limitations on Indemnification Liability	67
8.5 Tax Treatment	69
8.6 Indemnification Sole and Exclusive Remedy	69
8.7 Release of Escrow	70
Article IX. MISCELLANEOUS	70
9.1 Waiver; Termination; Cumulative Remedies	70
9.2 Notices	71
9.3 Assignment	72
9.4 Rights of Third Parties	72
9.5 Expenses	73
9.6 Governing Law	73
9.7 Captions; Counterparts	73
9.8 Schedules and Annexes	73
9.9 Entire Agreement	73
9.10 Amendments	73
9.11 Publicity	74
9.12 Severability	74
9.13 Jurisdiction; Waiver of Jury Trial	74
9.14 Enforcement	75
9.15 Non-Recourse	75
9.16 Waiver of Conflicts Regarding Representation	75
9.17 Privileged Communications.	76

Annexes

Annex A – Escrow Agreement

Annex B – Letter of Transmittal

Annex C – NWC Methodology

Annex D – Form of Wells Fargo Consent

Annex E – Gross Profit Calculation Methodology

Annex F – Form of Non-Competition and Non-Solicitation Agreement

Annex G – Form of Exchange Agent Agreement

Schedules

Schedule A – Offer Letters

Schedule B – Third-Party Consent or Releases

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), dated as of June 8, 2018, is entered into by and among (i) SMART Global Holdings, Inc., a Cayman Islands corporation (“Acquiror”), (ii) Glacier Acquisition Sub, Inc., a Delaware corporation and a wholly owned, indirect subsidiary of Acquiror (“Merger Sub”), and (iii) Penguin Computing, Inc., a California corporation (the “Company”), and Fortis Advisors LLC, a Delaware limited liability company, solely in its capacity as the initial Holder Representative hereunder.

RECITALS

WHEREAS, the respective boards of directors of Acquiror, Merger Sub and the Company have approved and declared advisable the Merger (defined below) upon the terms and subject to the conditions of this Agreement.

WHEREAS, the board of directors of the Company has determined that the Merger is in the best interests of its stockholders.

WHEREAS, in connection with the Company’s entry into this Agreement, holders of ninety percent (90%) of the issued and outstanding Preferred Stock and holders of a majority of the issued and outstanding Common Stock have executed and delivered to the Acquiror a written consent approving this Agreement (“Written Consent”) on or about the date hereof.

WHEREAS, for certain limited purposes, and subject to the terms set forth herein, the Holder Representative shall serve as a representative of the holders of Common Stock and Preferred Stock (each, as defined below, and together, the “Company Stock”), as well as holders of Options and Company Warrants (each, as defined below).

WHEREAS, prior to the execution of this Agreement, the Company has delivered to Acquiror executed Non-Competition and Non-Solicitation Agreements in the form set forth on Annex F and offer letters, in each case for the individuals listed on Schedule A and the executed third-party consents or releases relating to the Contracts set forth on Schedule B.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, Acquiror, Merger Sub, the Company and Holder Representative agree as follows:

Article I.
CERTAIN DEFINITIONS

1.1              Definitions. As used herein, the following terms shall have the following meanings:

“Acquiror” has the meaning specified in the preamble hereto.

“Acquiror Indemnified Parties” has the meaning specified in Section 8.2(a).

“Acquiror Warranty Breach” has the meaning specified in Section 8.2(b).

“Active Government Contract” has the meaning specified in Section 4.24(a).

“Adjustment Amount” has the meaning specified in Section 3.4(c).

“Adjustment Overage Amount” has the meaning specified in Section 3.4(d).

“Advisory Group” has the meaning specified in Section 7.2.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise.

“Affiliate Transaction” has the meaning specified in Section 4.25.

“Aggregate Fully-Diluted Common Shares” means (i) the aggregate number of Common Shares held by all holders immediately prior to the Effective Time, plus (ii) the aggregate number of shares of Common Stock issuable upon the conversion in full, or exercise, as applicable, of all Preferred Shares, Canceled Options and Canceled Warrants held by all holders immediately prior to the Effective Time.

“Aggregate Preferred Shares Liquidation Preference Amount” has the meaning specified in Section 3.1(d).

“Aggregate Option Exercise Price” has the meaning specified in Section 3.1(d).

“Aggregate Warrant Exercise Price” has the meaning specified in Section 3.1(d).

“Agreement” has the meaning specified in the preamble hereto.

“Allocation Schedule” has the meaning set forth in Section 3.3.

“Anti-Bribery Laws” means (i) the U.S. Foreign Corrupt Practices Act of 1977, as amended; (ii) the UK Bribery Act of 2010; and (iii) all similar Laws currently in effect that potentially apply to the Company.

“Applicable Percentage” means, with respect to any Pre-Closing Holder, a ratio (expressed as a percentage) equal to (i) the aggregate Merger Consideration allocable to such Pre-Closing Holder, as set forth on the Allocation Schedule, divided by (ii) the aggregate Merger Consideration allocable to all Pre-Closing Holders, as set forth on the Allocation Schedule.

“Articles of Incorporation” means the Ninth Amended and Restated Articles of Incorporation of the Company.

“Audited Financial Statements” has the meaning specified in Section 4.8.

“Auditor” has the meaning specified in Section 3.4(b).

“Baseline Earnout Payment” has the meaning specified in Section 3.9(a).

“Basket Amount” has the meaning specified in Section 8.4(c).

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in Cayman Islands or the State of California are authorized or required by Law to close.

“Calculation Period” means the period beginning on January 1, 2018 and ending on December 31, 2018.

“Canceled Options” has the meaning specified in Section 3.1(a).

“Canceled Warrants” has the meaning specified in Section 3.1(a).

“Cash and Cash Equivalents” of any Person as of any date means the unrestricted cash and cash equivalents required to be reflected as cash and cash equivalents on a consolidated balance sheet of such Person and its Subsidiaries as of such date prepared in accordance with GAAP, increased by the amount of any received and uncleared checks, wires or drafts, but reduced by the amount of any issued but uncleared checks, wires or drafts, and repatriation costs and expenses (including applicable withholding Taxes imposed or that would be imposed on the distribution(s) of cash and cash equivalents to the United States, but only to the extent that such withholding Taxes are not reduced by an applicable Tax treaty between the United States and the jurisdiction in which such Subsidiary is resident for applicable Tax purposes and any income Taxes) in connection with cash held by any of the Company’s Subsidiaries in any jurisdiction other than the United States of America. “CGCL” has the meaning specified in Section 2.1(a).

“Closing Balance Sheet” has the meaning specified in Section 3.4(a).

“Closing Date Cash” has the meaning specified in Section 3.4(a).

“Closing Date Indebtedness” has the meaning specified in Section 3.4(a).

“Closing Date Net Working Capital” has the meaning specified in Section 3.4(a).

“Closing Date Unpaid Transaction Expenses” has the meaning specified in Section 3.4(a).

“Closing” has the meaning specified in Section 2.3.

“Closing Date” has the meaning specified in Section 2.3.

“Closing Payroll Taxes” means the employer portion of all employment or payroll Taxes payable at or in connection with the Closing with respect to the consummation of the transactions contemplated hereby, including such Taxes incurred in connection with the amounts payable in respect of Canceled Options pursuant to Section 3.1(d)(ii) at or in connection with Closing or of applicable amounts described in clause (i) of the definition of “Transaction

Expenses”. For the avoidance of doubt, “Closing Payroll Taxes” shall exclude any Excluded Payroll Taxes.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” has the meaning specified in Section 4.15(b).

“Common Shares” has the meaning specified in Section 3.1(a).

“Common Stock” means the common stock, par value $0.0005 per share, of the Company.

“Common Stock Warrants” means the warrants issued by the Company to purchase an aggregate of 707 shares of Common Stock.

“Company” has the meaning specified in the preamble hereto.

“Company Benefit Plan” has the meaning specified in Section 4.14(a).

“Company Credit Facility” means the Credit Agreement by and between the Company and Wells Fargo Finance, LLC, dated as of January 8, 2018.

“Company Incentive Plans” means Amended and Restated 2009 Equity Incentive Plan.

“Company Material Adverse Effect” means any change, effect, event, occurrence or development (each, an “Effect”) that has had, or would reasonably be expected to have, individually or in the aggregate, (i) a material adverse effect on the business, assets, properties, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, or (ii) a material adverse effect on the ability of the Company to consummate the Merger or perform its obligations under this Agreement; provided, however, that no Effect (by itself or when aggregated with any other Effect) resulting from, arising out of or relating to, any of the following shall be deemed to constitute a Material Adverse Effect or be taken into account when determining whether a “Material Adverse Effect” has occurred or may, or would occur: (A) any Effect to the extent resulting from or arising out of the public announcement of this Agreement or the public announcement, pendency or anticipated consummation of the Merger (including the impact of any of the foregoing on the Company’s relationships with employees, resellers, suppliers, distributors or partners or similar relationships), (B) any action taken by the Company that is requested by Acquiror in writing and (C) to the extent that such conditions or changes do not disproportionately affect the Company relative to other participants in the industries and geographic locations in which the Company participates, (1) any Effect resulting from or arising out of general economic or political conditions or changes in such conditions (including acts of terrorism or war), (2) changes in GAAP or applicable Law after the date of this Agreement and (3) changes resulting from a declaration of a national emergency or war or the occurrence of any military attack.

“Company Products” means all products or services produced, marketed, licensed, sold, distributed or performed by or on behalf of the Company or any Subsidiary and all products or services currently under development by the Company or any Subsidiary.

“Company Securities” has the meaning specified in Section 4.5.

“Company Stock” has the meaning specified in the recitals hereto.

“Company Subsidiary Securities” has the meaning specified in Section 4.6.

“Company Warrants” means the Common Stock Warrants and the Preferred Stock Warrants.

“Company Warranty Breach” has the meaning specified in Section 8.2(a)(i).

“Confidentiality Agreement” has the meaning specified in Section 9.9.

“Continuing Employees” has the meaning specified in Section 6.4(a).

“Contract” means any contract, obligation, plan, undertaking, arrangement, commitment, note, bond, mortgage, indenture, agreement, license, lease, purchase order or other instrument.

“Damages” means all losses, damages and other costs and expenses (including reasonable attorney’s fees and expenses).

“Deficit Amount” has the meaning specified in Section 3.4(c).

“Determination Date” has the meaning specified in Section 3.4(b).

“Dissenting Shares” has the meaning specified in Section 3.2(f).

“Earnout Calculation” has the meaning specified in Section 3.9(b)(i).

“Earnout Calculation Delivery Date” has the meaning specified in Section 3.9(b)(i).

“Earnout Calculation Objection Notice” has the meaning specified in Section 3.9(b)(ii).

“Earnout Calculation Statement” has the meaning specified in Section 3.9(b)(i).

“Earnout Determination Date” has the meaning specified in Section 3.9(b)(ii).

“Earnout Payment” means the amount payable by Acquiror to the Pre-Closing Holders pursuant to Section 3.9(a).

“Effective Time” has the meaning specified in Section 2.3.

“Employee Options” has the meaning specified in Section 3.2(e).

“Environmental Laws” means any and all applicable foreign, U.S. federal, state or local laws (including common law), statutes, ordinances, rules, regulations, orders, judgments or other requirements having the force of law with its principal purpose relating to Hazardous Materials, pollution, or the protection or management of the environment or natural resources, or protection of human health (with respect to exposure to Hazardous Materials).

“ERISA” has the meaning specified in Section 4.14(a).

“ERISA Affiliate” means any affiliate or business, whether or not incorporated, that together with the Company is deemed to be a “single employer” within the meaning of Section 4001 of ERISA or Section 414 of the Code.

“Escrow Agent” has the meaning specified in Section 3.2(b).

“Escrow Agreement” means an escrow agreement with the Escrow Agent, dated on or about the date hereof, with respect to the Purchase Price Escrow Funds and the Indemnification Escrow Funds (“Escrow Agreement”) in the form attached as Annex A.

“Escrow Release Date” has the meaning specified in Section 8.7.

“Estimated Closing Date Cash” means $2,249,242.99, being the good faith estimate of the Closing Date Cash, as set forth in a written statement signed by the Chief Financial Officer of the Company and delivered to the Acquiror at least two (2) Business Days prior to the date hereof.

“Estimated Closing Date Indebtedness” means $35,406,755.26, being the good faith estimate of the Closing Date Indebtedness, as set forth in a written statement signed by the Chief Financial Officer of the Company and delivered to the Acquiror at least two (2) Business Days prior to the date hereof.

“Estimated Closing Date Net Working Capital” means $42,380,055.35, being the good faith estimate of the Closing Date Net Working Capital, as set forth in a written statement signed by the Chief Financial Officer of the Company and delivered to the Acquiror at least two (2) Business Days prior to the date hereof, and prepared in accordance with the NWC Methodology.

“Estimated Closing Date Unpaid Transaction Expenses” means $6,720,475.13, being the good faith estimate of the Closing Date Unpaid Transaction Expenses, as set forth in a written statement signed by the Chief Financial Officer of the Company and delivered to the Acquiror at least two (2) Business Days prior to the date hereof, which statement shall set forth the recipients, the respective amounts and the bank accounts to which each of the amounts payable shall be paid, including supporting invoices, calculations or statements.

“Estimated Net Working Capital Adjustment Amount” means the amount, which may be positive or negative, equal to (i) Estimated Closing Date Net Working Capital, minus (ii)

Target Closing Date Net Working Capital, as set forth in a written statement signed by the Chief Financial Officer of the Company and delivered to the Acquiror at least two (2) Business Days prior to the date hereof.

“Exchange Act” means the Securities and Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning specified in Section 3.2(a).

“Exchange Agent Agreement” has the meaning specified in Section 6.7.

“Excess Retention Payments” means an amount (if positive) equal to (i) the sum of (A) the aggregate amount set forth in Appendix A of the Retention Bonus Plan, plus (B) any additional amounts payable out of the Incremental Corporate Transaction Bonus Pool (as defined under the Retention Bonus Plan), minus (ii) the aggregate amount payable to each Pre-Closing Holder listed in Appendix A of the Retention Bonus Plan as such Pre-Closing Holder’s portion of the Merger Consideration pursuant to Article III.

“Excluded Payroll Taxes” means the employer portion of any payroll or employment Taxes payable in respect of any cash disbursements not made at or in connection with Closing (including any payment of the Indemnification Escrow Fund pursuant to Section 8.7 and any payment of the Purchase Price Escrow Fund pursuant to Section 3.4(d)). For the avoidance of doubt, Excluded Payroll Taxes shall (i) not be treated as a Pre-Closing Tax, (ii) be borne by Acquiror or the Surviving Corporation and (iii) not be included in the calculation of Merger Consideration, indemnified by the Pre-Closing Holders or otherwise reduce the amounts payable to the Pre-Closing Holders pursuant to the transactions contemplated by this Agreement.

“Financial Statements” has the meaning specified in Section 4.8.

“Firm” has the meaning set forth in Section 9.16.

“Fraud” common law fraud under the Laws of the State of California, which shall include the requisite elements of knowledge and intent to defraud.

“Fundamental Representations” means the representations and warranties of the Company set forth in Sections 4.1 (Corporate Existence and Power), 4.2 (Corporate Authorization), 4.3 (Governmental Authorization), 4.5(a) (Capitalization), 4.5(b) (Capitalization), 4.6 (Subsidiaries), 4.16 (Tax), 4.17 (Brokers’ Fees), 4.20 (Personal Property) and 4.22 (Intellectual Property).

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Government Contract” means any Contract, including any prime contract, subcontract, facility contract, teaming agreement or arrangement, joint venture agreement, basic ordering agreement, pricing agreement, letter contract, purchase order, delivery order, task order or other contractual arrangement of any kind, as modified by binding modification or change orders, between the Company or any of its Subsidiaries and (i) the United States Government

(and any agencies, instrumentalities and departments thereof) or any Governmental Authority including, but not limited to, state, municipality or local governments, (ii) any other party known by the Company to be a prime contractor of the United States Government (and any agencies, instrumentalities and departments thereof), or any Governmental Authority or (iii) any other party known by the Company to be a subcontractor with respect to any contract described in clauses (i) or (ii) above. For purposes of clarity, a task order, purchase order or delivery order issued pursuant to a Government Contract shall be considered a part of the Government Contract to which it relates.

“Government Contract Bid” means any written quotation, bid or proposal made by the Company or any of its Subsidiaries that if accepted or awarded to the Company or its Subsidiaries would constitute a Government Contract.

“Government Official” means an employee, officer or representative of, or any person otherwise acting for or on behalf of a Governmental Authority; or a political party; a political party official or employee, a candidate for public office, or an officer or employee of a public international organization.

“Governmental Authority” means any foreign, multi-national, domestic, federal, territorial, state or local governmental authority, quasi-governmental authority, instrumentality, court, government or self-regulatory organization, commission, tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Gross Profit” means total gross profit of the Company during the Calculation Period, less the Part Sales Gross Profit, in each case, as calculated in good faith in accordance with Section 3.9(b)(i) and in a manner consistent with the Company’s accounting principles and past practices.

“Gross Profit Calculation Methodology” means the methodology for the calculation of Gross Profit as set forth on Annex E.

“Gross Profit Target” has the meaning specified in Section 3.9(a).

“Hazardous Material” means any (i) pollutant, contaminant, or chemical, (ii) industrial, solid, liquid or gaseous toxic or hazardous substance, material or waste, (iii) petroleum or any fraction or product thereof, (iv) asbestos or asbestos-containing material, (v) polychlorinated biphenyl, (vi) chlorofluorocarbons, and (vii) other substance, material or waste, in each case, which are regulated under any Environmental Law or as to which liability may be imposed pursuant to Environmental Law.

“Holder Representative” has the meaning specified in Section 7.1.

“Holder Representative Engagement Agreement” has the meaning specified in Section 7.2.

“Holder Representative Expenses” has the meaning specified in Section 7.2.

“Holder Representative Fund” has the meaning specified in Section 7.4.

“Holder Representative Fund Amount” has the meaning specified in Section 7.4.

“Holder Representative Group” has the meaning specified in Section 7.2.

“Indebtedness” means with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (a) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest (and any cost associated with prepaying any such debt solely to the extent such debt is actually prepaid), (b) the principal and interest components of capitalized lease obligations, (c) amounts drawn on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments, (d) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes and similar instruments, (e) any earn-out, deferred payments, sixty percent (60%) of long-term deferred revenue or other deferred purchase price for the acquisition by such Person of any business, property or other Person, but excluding any ordinary trade accounts payable in the ordinary course of business which are captured in the calculation of Net Working Capital, (f) currency or interest rate swaps, collars, caps, hedges, or similar arrangements, and (g) all Indebtedness of another Person referred to in clauses (a) through (f) above guaranteed (including any “keep-well” or similar arrangement) directly or indirectly, jointly or severally.

“Indemnification Claim” has the meaning specified in Section 8.3(a).

“Indemnification Escrow Amount” means an amount equal to Six Million Dollars ($6,000,000), which amount shall be entirely payable into an escrow account maintained with the Escrow Agent from the Merger Consideration.

“Indemnification Escrow Funds” means, at any given time after Closing, the funds remaining in the one or more accounts in which the Escrow Agent has deposited the Indemnification Escrow Amount in accordance with the Escrow Agreement, including remaining amounts of interest or other income actually earned on such funds.

“Indemnified Party” has the meaning specified in Section 8.3(a).

“Indemnifying Party” has the meaning specified in Section 8.3(a).

“Interim Financial Statements” has the meaning specified in Section 4.8.

“Intellectual Property Rights” means any of the following as they exist anywhere in the world, whether registered or unregistered: (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof; (ii) trademarks, service marks, trade dress, trade names, taglines, brand names, logos and corporate names and all goodwill related thereto, pending applications therefor, and similar reservations of marks; (iii) copyrights, mask works and designs; (iv) Internet domain names and social media addresses and handles; (v) trade secrets, know-how, processes, databases, confidential business information and other proprietary rights; (vi) rights in computer software, including all source code, object code, specifications, designs and documentation related thereto; (vii) licenses and other grants of rights with respect to any of the foregoing; (viii) any other similar type of proprietary intellectual property rights; and (ix) all rights to sue or recover and retain damages and costs and attorney’s fees for past, present and future infringement or misappropriation of any of the foregoing rights.

“International Trade Laws and Regulations” means all Laws concerning the importation of merchandise, the export or re-export of products, services and technology, the terms and conduct of international transactions, and the making or receiving international payments, including United States Code, Title 13, Chapter 9 Collection and Publication of Foreign Commerce and Trade Statistics administered by the United States Census Bureau, the Tariff Act of 1930, as amended, and other laws administered by the United States Customs and Border Protection, regulations issued or enforced by the United States Customs and Border Protection, the Export Administration Act of 1979, as amended, the Export Administration Regulations, the International Emergency Economic Powers Act, the Arms Export Control Act, the International Traffic in Arms Regulations, any other export controls administered by an agency of the U.S. Government, Executive Orders of the President regarding embargoes and restrictions on trade with designated countries and Persons, the embargoes and restrictions administered by the United States Office of Foreign Assets Control, the antiboycott regulations administered by the United States Department of Commerce, the antiboycott regulations administered by the United States Department of the Treasury, legislation and regulations of the United States and other countries implementing the North American Free Trade Agreement, antidumping and countervailing duty laws and regulations, restrictions by other countries on holding foreign currency and repatriating funds and other laws and regulations adopted by the governments or agencies of other countries relating to the same subject matter as the United States statutes and regulations described above.

“IRS” means the United States Internal Revenue Service.

“IT Assets” means computers, software, databases, hardware, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines and all other information technology equipment (including communications equipment, terminals and hook-ups that interface with third party software or systems) owned, licensed, leased or otherwise used by the Company or its Subsidiaries.

“Key Employees” means each of the individuals listed on Schedule A.

“Labor Laws” means all laws as they relate to employment, employment practices and terms and conditions of employment, the calculation and payment of wages, equal employment opportunity (including Laws prohibiting discrimination and/or harassment on the basis of race, national origin, religion, gender, disability, age, workers’ compensation, or any other protected classification), affirmative action, workers’ compensation, unemployment, the payment of social security, employment of minors, health and safety, labor relations, unions, withholding, wages and hours and overtime of any kind, pay equity, employee classification, family and medical leave, the Immigration Reform and Control Act, the Worker Adjustment and Retraining Act of 1998 or any similar applicable Laws.

“Law” means, with respect to any Person, any domestic or foreign, federal, state, county, municipal, local or foreign statute, ordinance, rule, regulation, law, judgment, order, writ, decree, injunction, administrative interpretation or other requirement of any Governmental Authority applicable to such Person or any of its properties, assets or representatives (in connection with such representative’s activities on behalf of such Person).

“Leased Real Property” means all real property leased, licensed, subleased or otherwise used or occupied by the Company or any of its Subsidiaries.

“Letter of Transmittal” means a letter of transmittal substantially in the form attached as Annex B.

“Licensed Intellectual Property Rights” means all Intellectual Property Rights owned by a third party and licensed or sublicensed to either the Company or any Subsidiary or for which the Company or any of its Subsidiaries has obtained a covenant not to be sued.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, encumbrance, charge, claim, transfer restriction, easement, covenant, condition, license, option, right of first refusal, encroachment or other survey defect, security interest or other lien of any kind.

“Majority Holders” has the meaning specified in Section 7.1.

“Material Contract” has the meaning specified in Section 4.13.

“Maximum Earnout Payment” has the meaning specified in Section 3.9(a).

“Merger” has the meaning specified in Section 2.1(a).

“Merger Consideration” has the meaning specified in Section 3.1(c).

“Merger Sub” has the meaning specified in the preamble hereto.

“Minimum Gross Profit” has the meaning specified in Section 3.9(a).

“Multiemployer Plan” has the meaning specified in Section 4.14(c).

“Net Working Capital” as of any date shall mean (i) the consolidated current assets of the Company and its Subsidiaries as of such date (excluding (A) Cash and Cash Equivalents, (B) current Tax assets (including deferred Tax assets) and (C) inventory balances in general ledger locations 700, 750, 800, 810 and 850), minus (ii) the consolidated current liabilities of the Company and its Subsidiaries as of such date (including, for the avoidance of doubt, any Closing Payroll Taxes, but excluding Indebtedness and deferred Tax liabilities), in each case, as calculated in good faith in accordance with Section 3.4(a).

“Non-Employee Options” has the meaning specified in Section 3.2(e).

“NWC Methodology” means the illustrative methodology for the calculation of Net Working Capital as set forth in Annex C.

“OFAC” means the Office of Foreign Assets Control of the U.S. Department of Treasury.

“Open Source Software” has the meaning specified in Section 4.22.

“Option” means an option to purchase a share of Common Stock granted under a Company Incentive Plan.

“Outperformance Earnout Payment” has the meaning specified in Section 3.9(a).

“Owned Intellectual Property Rights” means all Intellectual Property Rights owned, or purported to be owned, by either the Company or any Subsidiary.

“Part Sales” means sales by the Company or the Surviving Corporation, as applicable, during the Calculation Period to third-party component resellers (such as PCG Trading LLC (d/b/a Converge) and Smith & Associates) of the following components in the same form as purchased by the Company or the Surviving Corporation, as applicable (with no modifications or assembly performed by the Company or the Surviving Corporation, as applicable): (i) CPUs from Intel Corporation and (ii) memory dimms from Micron Technology, Inc., as calculated in good faith in accordance with Section 3.9(b)(i) and in a manner consistent with the Company’s accounting principles and past practices. For the avoidance of doubt, “Part Sales” shall not include sales by the Company or the Surviving Corporation, as applicable, during the Calculation Period of NVIDIA GPU boards.

“Part Sales Gross Profit” means Part Sales less all cost of sales associated with Part Sales during the Calculation Period, including materials, freight and other cost of sales, in each case, during the Calculation Period and as calculated in good faith in accordance with Section 3.9(b)(i) and in a manner consistent with the Company’s accounting principles and past practices.

“Pending Claim” has the meaning specified in Section 8.7.

“Per Share Common Consideration” has the meaning specified in Section 3.1(d).

“Permit” has the meaning specified in Section 4.19.

“Permitted Liens” means (i) mechanics, materialmen’s and similar Liens arising in the ordinary course of business with respect to any amounts not yet due and payable or which are being contested in good faith through appropriate proceedings and for which adequate reserves in accordance with GAAP have been set aside in the Financial Statements, (ii) Liens for Taxes not yet delinquent or which are being contested in good faith through appropriate proceedings and for which adequate reserves in accordance with GAAP have been set aside in the Financial Statements, (iii) Liens reflects in the Financial Statements, as applicable, and (iv) Liens described on Schedule 1.1(b).

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind.

“Personal Information” has the meaning specified in Section 4.22(m).

“Pre-Closing Holders’ Tax Claim” has the meaning specified in Section 6.6(d)(i).

“Pre-Closing Holders” means all Persons who hold one or more Common Shares, Preferred Shares, Cancelled Options or Cancelled Warrants, in each case immediately prior to the Effective Time.

“Pre-Closing Tax Refund” has the meaning specified in Section 6.6(e).

“Pre-Closing Taxes” means, subject to the remainder of this definition, any Taxes with respect to the Company or its Subsidiaries that are attributable to a Pre-Closing Tax Period (taking into account all applicable Transaction Tax Deductions), in each case to the extent that such Tax exceeds the amount (if any) reflected as a liability for such Tax in the calculation of Closing Date Net Working Capital. For the avoidance of doubt, Pre-Closing Taxes shall include Closing Payroll Taxes but shall exclude any Excluded Payroll Taxes. For purposes of this Agreement, in the case of any Taxes that are payable for a Straddle Period, the portion of such Taxes that relate to the Pre-Closing Tax Period (and therefore that are treated as Pre-Closing Taxes) shall (i) in the case of any Taxes that are imposed on an annual or periodic basis (other than gross receipts, sales or use Taxes and Taxes based upon or related to income or payroll), be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period ending on and including the Closing Date and the denominator of which is the number of days in the entire Straddle Period and (ii) in the case of any Tax based upon or related to income, payroll and any gross receipts, sales or use Tax (other than Transfer Taxes, the responsibility for which is addressed in Section 6.6(b)), be deemed equal to the amount which would be payable (computed on an interim closing of the books basis) as if the relevant Tax period ended on and included the Closing Date (and in the case of any Taxes attributable to the ownership of any equity interest in any partnership or other “flowthrough” entity or “controlled foreign corporation” (within the meaning of Section 957(a) of the Code or any comparable state, local or non-U.S. Law), as if the taxable period of such partnership or other “flowthrough” entity or “controlled foreign corporation” ended as of the end of the Closing Date); provided, that any exemptions, allowances, deductions (including depreciation or amortization) and credits that are calculated on an annual basis shall be allocated between the portion of the Straddle Period ending on the Closing Date and the portion beginning after the Closing Date in proportion to the number of days in each such portion of the taxable period.

“Post-Closing Tax Period” means any Tax period beginning after the Closing Date; and, with respect to a Straddle Period, the portion of such Tax period beginning after the Closing Date.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date, and, with respect to a Straddle Period, the portion of such Tax period ending on the Closing Date.

“Preferred Shares” has the meaning specified in Section 3.1(a).

“Preferred Stock” means the preferred stock, par value $0.0005 per share, of the Company, and consisting of Series A-3 Preferred Stock, Series B-3 Preferred Stock, Series C-3 Preferred Stock, Series D Preferred Stock and Series E Preferred Stock.

“Preferred Stock Warrants” means the warrants issued by the Company to purchase an aggregate of 62,200 shares of Series E Preferred Stock of the Company.

“Privacy Policy” has the meaning specified in Section 4.22(m).

“Purchase Price Escrow Amount” means an amount equal to Two Million Dollars ($2,000,000).

“Purchase Price Escrow Funds” means, at any given time after Closing, the funds remaining in the one or more accounts in which the Escrow Agent has deposited the Purchase Price Escrow Amount in accordance with the Escrow Agreement, including remaining amounts of interest actually earned.

“Privileged Communications” means any communication between the Firm, on the one hand, and the Company or the Pre-Closing Holders, on the other hand, that are attorney-client privileged and that solely relate to the negotiation, documentation and consummation of the transactions contemplated by this Agreement, any dispute arising under this Agreement.

“Real Property Leases” has the meaning specified in Section 4.21(b)(ii).

“Reference Balance Sheet” has the meaning specified in Section 3.4(a).

“Retention Bonus Plan” means the retention bonus plan established by the Company on February 13, 2018, as amended.

“Review Period” has the meaning specified in Section 3.9(b)(ii).

“Sanctioned Country” means any country or region that is the target of a comprehensive embargo under applicable Sanctions Laws.

“Sanctioned Person” means any Person that is the target of sanctions or restrictions under Sanctions Laws, including: (i) any Person listed on any sanctioned party list, including OFAC’s Specially Designated Nationals and Blocked Persons List; (ii) any Person

located, organized or resident in a Sanctioned Country, and (iii) any entity that is owned or controlled by a Person or Persons described in clause (i) or (ii).

“Sanctions Laws” means all Laws relating to economic or trade sanctions administered or enforced by the United States (including OFAC or the U.S. Department of State), the United Kingdom, the United Nations Security Council, the European Union (or any member state thereof) or any other relevant Governmental Authority.

“Schedule” has the meaning specified in Article IV.

“Securities Act” has the meaning specified in Section 4.25.

“Seller Group” has the meaning set forth in Section 9.16.

“Seller Indemnified Parties” has the meaning specified in Section 8.2(b).

“Straddle Period” means any Tax period beginning on or before and ending after the Closing Date.

“Subsidiary” means, with respect to a Person, a corporation or other entity of which (i) more than fifty percent (50%) of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such Person, or (ii) that Person otherwise controls the management or policies.

“Survival Expiration Date” has the meaning specified in Section 8.1.

“Surviving Corporation” has the meaning specified in Section 2.1(b).

“Target Closing Date Net Working Capital” means Twenty-One Million Seven Hundred Seventy-Five Thousand Dollars ($21,775,000).

“Taxing Authority” means the IRS and any other Governmental Authority responsible for the imposition or collection of any Tax.

“Tax Claim” means any claim, proceeding, audit or action or pending claim, proceeding, action (or notice thereof) relating to Taxes of the Company or any of its Subsidiaries which may give rise to indemnification under Section 8.2.

“Tax Grant” means any Tax exemption, Tax holiday or reduced Tax rate granted by a Taxing Authority with respect to the Company or any of its Subsidiaries that is not generally available to Persons without specific application therefor.

“Tax Return” means any return, declaration, report, statement, information statement or other document filed or required to be filed with any Governmental Authority with respect to Taxes, including any claims for refunds of Taxes, any information returns and any amendments or supplements of any of the foregoing.

“Tax Sharing Agreement” means any written agreement or arrangement entered into prior to the Closing Date binding the Company or any of its Subsidiaries that provides for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability (other than customary commercial contracts entered into in the ordinary course of business and not primarily related to Taxes).

“Taxes” means (a) all federal, state, local, foreign or other taxes and similar governmental charges in the nature of a tax imposed by any Governmental Authority, including without limitation, all income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, escheat, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, alternative or add-on minimum, or estimated taxes, and including any interest, penalty, or addition thereto and (b) any amounts described in clause (a) of this definition (i) as a result of being prior to the Closing a member of an affiliated, consolidated, combined, unitary or other similar group (including by operation of Law or Treasury Regulation Section 1.1502-6 (or any analogous provision of applicable Tax Law)), (ii) as a result of being prior to the Closing a party to any Tax sharing or Tax allocation agreement or other similar arrangement (other than customary commercial contracts not primarily related to Taxes) or (iii) as a result of being liable for another Person’s Taxes as a transferee or successor.

“Title IV Plan” has the meaning specified in Section 4.14(c).

“Top Customers” has the meaning specified in Section 4.29(a).

“Top Suppliers” has the meaning specified in Section 4.29(a).

“Transaction Expenses” means any fees and expenses incurred at or prior to the Closing by the Company or any of its Subsidiaries as a result of or in connection with the preparation, negotiation, or execution of this Agreement or the consummation of the transactions contemplated hereby, including (i) any bonus, stay, retention (including any retention payments to be made after the Closing in respect of agreements or commitments made prior to the Closing and including the payments of Excess Retention Payments under the Retention Bonus Plan), sale or change of control payment paid or payable by the Company or any of its Subsidiaries as a result of or in connection with the consummation of the transactions contemplated hereby, (ii) the fees and expenses of any broker, investment banker or financial advisor, including those set forth on Schedule 4.17, (iii) any legal, accounting and consulting fees and expenses, (iv) one hundred percent (100%) of the cost of the “tail” policy acquired pursuant to Section 6.3 (unless such amount is already debited from Closing Date Cash), (v) fifty percent (50%) of the cost of engaging the Escrow Agent and (vi) the Transfer Taxes to be borne by the Pre-Closing Holders pursuant to Section 6.6(b). “Transaction Expenses” shall not include any Taxes (including, for the avoidance of doubt, any Closing Payroll Taxes).

“Transaction Tax Deductions” means any income Tax deductions that are deductible by the Company or any of its Subsidiaries on or prior to the Closing Date and result from or are attributable to expenses, fees or payments that are made or borne by the Pre-Closing Holders in connection with the transactions contemplated by this Agreement including (a) amounts that are included in Closing Date Net Working Capital, Closing Date Indebtedness, Closing Date Unpaid Transaction Expenses or otherwise reduce the amount of Merger Consideration payable to the Pre-Closing Holders, and (b) amounts payable in respect of Canceled Options pursuant to Section 3.1(d)(ii) to the extent payable at or in connection with Closing; provided that, to the extent applicable, the parties agree to make the safe harbor election set forth in IRS Revenue Procedure 2011-29 to determine the amount of deductions attributable to the payment of any success-based fees within the scope of such revenue procedure.

“Transfer Taxes” has the meaning specified in Section 6.6(c).

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“Underwater Awards” has the meaning specified in Section 3.1(a).

“Update Report” has the meaning specified in Section 3.9(e).

“Written Consent” has the meaning specified in the recitals.

1.2              Construction.

(a)                Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the word “including” shall mean “including, without limitation”, (vi) the word “or” shall be disjunctive but not exclusive, and (vii) any reference to “ordinary course of business” will be interpreted to mean “ordinary course of business consistent with past practice.”

(b)               Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto to the extent in existence and effective as of the relevant date.

(c)                Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(d)               The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(e)                Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.

(f)                All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

1.3              Knowledge. As used herein, the phrase “to the knowledge” of the Company shall mean the actual knowledge after reasonable inquiry of the individuals identified on Schedule 1.3.

Article II.
THE MERGER; CLOSING

2.1              The Merger.

(a)                Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged (the “Merger”) with and into the Company in accordance with the General Corporation Law of the State of California (“CGCL”), whereupon the separate existence of Merger Sub shall cease, and the Company shall be the surviving corporation.

(b)               Upon consummation of the Merger, the separate corporate existence of Merger Sub shall cease and the Company, as the surviving corporation of the Merger (hereinafter referred to for the periods at and after the Effective Time as the “Surviving Corporation”), shall continue its corporate existence as a wholly owned indirect subsidiary of Acquiror.

2.2              Effects of the Merger(a)            . At and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Sub, all as provided under the CGCL.

2.3              Closing; Effective Time. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place at the offices of Davis Polk & Wardwell LLP, 1600 El Camino Real, Menlo Park, CA 94025, promptly following the execution and delivery of this Agreement by all parties hereto, and in any event on the same day (and if such date is not a Business Day, on the next Business Day following execution of this Agreement). The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date”. On the Closing Date, Acquiror, Merger Sub and the Company shall cause the certificate of merger to be executed and duly submitted for filing with the Secretary of State of the State of California as provided in the CGCL. The Merger shall become effective at the time when the certificate of merger has been accepted for filing by the Secretary of State of the State of California or at such later time as may be agreed by Acquiror and the Company in writing and specified in the certificate of merger (the “Effective Time”).

2.4              Articles of Incorporation and Bylaws of the Surviving Corporation. At the Effective Time, the articles of incorporation and bylaws of the Surviving Corporation shall be amended and restated in their entirety in the form designated by Parent, and as amended shall be the articles of incorporation and bylaws, respectively, of the Surviving Corporation until thereafter amended as provided therein and under the CGCL.

2.5              Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Law, (i) the directors of Merger Sub at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of Merger Sub at the Effective Time shall be the officers of the Surviving Corporation.

Article III.
EFFECT OF THE MERGER

3.1              Conversion of Company Shares, Options and Warrants.

(a)                At the Effective Time, by virtue of the Merger and without any action on the part of any holder of Company Stock, (i) each share of (A) Common Stock (a “Common Share”), and (B) Preferred Stock (a “Preferred Share”) that is issued and outstanding immediately prior to the Effective Time (other than (1) shares of Company Stock, if any, held in the treasury of the Company which treasury shares shall be canceled for no consideration as part of the Merger, which treasury shares shall not constitute “Common Shares” or “Preferred Shares” hereunder and (2) Dissenting Shares) shall be canceled and converted into and become the right to receive the applicable portion of the Merger Consideration and the Earnout Payment, if any, as determined pursuant to Section 3.1(d) and Section 3.9, respectively, (ii) each Option (whether vested or unvested) that is unexercised and outstanding as of immediately prior to the Effective Time shall thereupon be canceled and converted into and become the right to receive the applicable portion of the Merger Consideration and the Earnout Payment, if any, as determined pursuant to Section 3.1(d) and Section 3.9, respectively (all such Options, other than any Option that is an Underwater Award, the “Canceled Options”) and (iii) each Company Warrant (other than any Company Warrant that is an Underwater Award) that is unexercised and outstanding immediately prior to the Effective Time, shall thereupon be canceled and converted into and become the right to receive the applicable portion of the Merger Consideration and the Earnout Payment, if any, as determined pursuant to Section 3.1(d) and Section 3.9, respectively (all such Company Warrants, the “Canceled Warrants”). Notwithstanding anything to the contrary herein or otherwise, if the exercise price of any Option or Company Warrant is less than the Per Share Common Consideration (“Underwater Awards”), then such Option and/or Company Warrant shall be canceled for no consideration and the holder thereof shall have no further rights to such canceled Underwater Award, nor will the Company, any Subsidiary, the Surviving Corporation or any of its Affiliates have any liability with respect thereto.

(b)               At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror or Merger Sub, each share of common stock, par value $0.01 per share, of Merger Sub shall be converted into one share of common stock, par value $0.0005 per share, of the Surviving Corporation.

(c)                Subject to the adjustments set forth in Section 3.4, the “Merger Consideration” shall consist of (A) Sixty Million Dollars ($60,000,000), plus / minus (B) the Estimated Net Working Capital Adjustment Amount, minus (C) Estimated Closing Date

Indebtedness, plus (D) the Estimated Closing Date Cash, minus (E) the Estimated Closing Date Unpaid Transaction Expenses.

(d)               The Merger Consideration shall be allocated among the Pre-Closing Holders as set forth below in this Section 3.1(d):

(i)                 Each Pre-Closing Holder of outstanding Common Shares shall be entitled to receive a portion of the Merger Consideration, in cash, equal to (A) the Per Share Common Consideration, multiplied by (B) the number of Common Shares held by such holder immediately prior to the Effective Time.

(ii)               Each Pre-Closing Holder of Canceled Options shall be entitled to receive a portion of the Merger Consideration, in cash, equal to (A) the product of (x) the Per Share Common Consideration, multiplied by (y) the aggregate number of shares of Common Stock issuable upon exercise in full of all Canceled Options held by such holder immediately prior to the Effective Time, minus (B) the sum of the exercise prices of all such Canceled Options held by such holder immediately prior to the Effective Time.

(iii)             Each Pre-Closing Holder of Canceled Warrants that are Common Stock Warrants shall be entitled to receive a portion of the Merger Consideration, in cash, equal to (A) the product of (x) the Per Share Common Consideration, multiplied by (y) the aggregate number of Common Shares issuable upon exercise in full of all Common Stock Warrants (that are Canceled Warrants) held by such holder immediately prior to the Effective Time, minus (B) the sum of the exercise prices of all such Common Stock Warrants (that are Canceled Warrants) held by such holder immediately prior to the Effective time.

(iv)             Each Pre-Closing Holder of outstanding Preferred Shares shall be entitled to receive a portion of the Merger Consideration equal to the sum of (A) such Pre-Closing Holder’s liquidation preference amount as set forth in Sections 2(a) and (b) of the Articles of Incorporation, and (B) (x) the Per Share Common Consideration multiplied by (y) the number of Common Shares into which the Preferred Shares held by such holder is convertible immediately prior to the Effective Time.

(v)               Each Pre-Closing Holder of Canceled Warrants that are Preferred Stock Warrants shall be entitled to receive a portion of the Merger Consideration equal to (A) the product of (x) the Per Share Common Consideration, multiplied by (y) the aggregate number of Common Shares issuable upon exercise in full of all Preferred Stock Warrants that are Canceled Warrants (assuming any Preferred Shares first issuable upon exercise of the Preferred Stock Warrants are convertible into Common Shares immediately prior to the Effective Time) held by such holder immediately prior to the Effective Time, minus (B) the sum of the exercise prices of all such Preferred Stock Warrants (that are Canceled Warrants) held by such holder immediately prior to the Effective Time.

(e)                On or prior to the Effective Time, the Company shall take all actions reasonably necessary to effectuate Section 3.2(d), including obtaining any required consents, and shall provide evidence of such actions to Parent prior to the Closing.

For purposes of the foregoing, the “Per Share Common Consideration” shall mean the quotient that is equal to (i) the sum of (A) the Merger Consideration, plus (B) the Aggregate Option Exercise Price, plus (C) the Aggregate Warrant Exercise Price, minus (D) the Aggregate Preferred Shares Liquidation Preference Amount, divided by (ii) the Aggregate Fully-Diluted Common Shares.

For purposes of the foregoing, the “Aggregate Preferred Shares Liquidation Preference Amount” shall mean the portion of Merger Consideration that is equal to the aggregate liquidation preference amounts payable to the holders of Preferred Stock in accordance with Section 2(a) and (b) of the Articles of Incorporation and as set forth on the Allocation Schedule.

For purposes of the foregoing, the “Aggregate Option Exercise Price” shall be the sum total of all exercise prices of all Canceled Options outstanding and unexercised immediately prior to the Effective Time. For the purposes of the foregoing, the “Aggregate Warrant Exercise Price” shall be the sum total of all exercise prices of all Cancelled Warrants outstanding and unexercised immediately prior to the Effective Time.

3.2              Payment.

(a)                Prior to or immediately following the Effective Time, Acquiror shall deposit, or cause to be deposited, with Computershare Inc. or its affiliate (the “Exchange Agent”) the Merger Consideration minus (i) the Purchase Price Escrow Amount, minus (ii) the Indemnification Escrow Amount, minus (iii) the Holder Representative Expense Fund Amount.

(b)               Immediately following the Effective Time, Acquiror shall deposit, or cause to be deposited, with Bank of America, National Association, as escrow agent of the parties hereto (the “Escrow Agent”), a portion of the Merger Consideration equal to (i) the Purchase Price Escrow Amount, plus (ii) the Indemnification Escrow Amount, in each case, to be held in escrow in accordance with the terms of this Agreement and the Escrow Agreement.

(c)                Immediately following the Effective Time, Acquiror shall pay, or cause to be paid, to an account specified by the Holder Representative, an amount equal to the Holder Representative Expense Fund Amount.

(d)               Immediately following the Effective Time, Acquiror shall pay, or cause to be paid, to the account of each Person to which any Closing Date Unpaid Transaction Expenses are owed, an amount equal to the Closing Date Unpaid Transaction Expenses owing to such Person.

(e)                Promptly after the Effective Time, Acquiror shall send, or shall cause the Exchange Agent to send, to each Pre-Closing Holder of Common Shares, Preferred Shares and/or Canceled Warrants, a Letter of Transmittal for use in such exchange which shall provide that each such Pre-Closing Holder expressly agrees to the release set forth in Section 6.2. After the Effective Time, each Pre-Closing Holder of outstanding Common Shares, Preferred Shares and Canceled Warrants, upon delivery of a properly completed Letter of Transmittal to the Exchange Agent, and each Pre-Closing Holder of Cancelled Options shall be entitled to receive from the Exchange Agent in exchange therefor (subject to the provisions of Section 3.3) such portion of the Merger Consideration into which such holder’s Common Shares, Preferred Shares, Cancelled Options and/or Cancelled Warrants shall have been converted as a result of the Merger; provided, however, that any payment with respect to Cancelled Options (i) granted to a holder in the holder’s capacity as, or that had vesting tied to the holder’s performance of services as, an employee of the Company or an Affiliate of the Company for applicable employment Tax purposes (“Employee Options”) shall be made by the Exchange Agent to the Surviving Corporation for onward payment through the Surviving Corporation’s payroll procedures, and (ii) that are not Employee Options (“Non-Employee Options”) shall be made by the Exchange Agent to the Surviving Corporation for onward payment through the Surviving Corporation’s accounts payable procedures, in each case, subject to any applicable withholding Taxes; and provided, further, that a portion of the Merger Consideration otherwise payable to each Pre-Closing Holder of Common Shares, Preferred Shares, Cancelled Options and/or Cancelled Warrants at Closing equal to the product of the sum of the Purchase Price Escrow Amount, the Indemnification Escrow Amount and the Holder Representative Expense Fund Amount multiplied by such holder’s Applicable Percentage shall be held in escrow in accordance with this Agreement and the Escrow Agreement. No interest or dividends (other than any applicable interest or other amounts earned with respect to the Purchase Price Escrow Funds or Indemnification Escrow Funds) will be paid or accrued on the consideration payable upon delivery of a Letter of Transmittal.

(f)                Notwithstanding Section 3.1, if required by the CGCL, but only to the extent required thereby, any shares of Company Stock outstanding immediately prior to the Effective Time and held by a Pre-Closing Holder prior to the Effective Time who voted against the adoption of this Agreement in the event that this Agreement was adopted at a meeting of the shareholders or who did not consent to the adoption of this Agreement in the event that this Agreement was adopted by written consent of the shareholders, and in each case, who has demanded appraisal for such shares in accordance with the CGCL and who has not failed to perfect, withdrawn or otherwise lost the right to appraisal under the CGCL (collectively, the “Dissenting Shares”) shall not be converted into converted into and become the right to receive the applicable portion of the Merger Consideration and the Earnout Payment, if any, as determined pursuant to Section 3.1(d) and Section 3.9. If, after the Effective Time, any holder of Dissenting Shares fails to perfect, withdraws or loses the right to appraisal, such shares shall be treated as if they had been converted as of the Effective Time into a right to receive the applicable portion of the Merger Consideration and the Earnout Payment, if any, as determined pursuant to Section 3.1(d) and Section 3.9. The Holder Representative shall give Acquiror prompt notice of any demands received by the Company prior to the Closing Date for appraisal of shares of Company Stock, and Acquiror shall have the right to participate in all negotiations and proceedings with respect to such demands. Except with the prior written consent of Acquiror, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands. Each of the Shareholders hereby waives any and all rights to appraisal, under CGCL or otherwise.

3.3              Schedule of Applicable Percentages and Allocation of Merger Consideration. Notwithstanding anything to the contrary herein, the parties acknowledge and agree that (a) Acquiror and its Affiliates shall be entitled to rely on a schedule (the “Allocation Schedule”) representing the Applicable Percentage of each of the Pre-Closing Holders (along with each such Pre-Closing Holder’s allocation of the Merger Consideration, including the Aggregate Preferred Shares Liquidation Preference Amount and the individual liquidation preference amounts payable to each holder of Preferred Stock) as delivered by the Company to Acquiror no later than two (2) Business Days prior to the date hereof and signed by the Chief Financial Officer of the Company, and (b) neither Acquiror nor any of its Affiliates shall have any liability relating to any errors or omissions therein.

3.4              Adjustment Amount.

(a)                As soon as reasonably practicable following the Closing Date, and in any event within seventy-five (75) days thereof, Acquiror shall prepare and deliver to the Holder Representative (i) an unaudited consolidated balance sheet of the Company and its Subsidiaries (the “Closing Balance Sheet”), (ii) a calculation of Net Working Capital (“Closing Date Net Working Capital”) prepared in accordance with the NWC Methodology, (iii) a calculation of the aggregate amount of all Indebtedness of the Company (“Closing Date Indebtedness”), (iv) a calculation of Cash and Cash Equivalents of the Company (“Closing Date Cash”), and (v) a calculation of unpaid and accrued Transaction Expenses (“Closing Date Unpaid Transaction Expenses”), in each case, calculated as of 12:01 a.m. Pacific Time on the Closing Date (provided that Taxes included in such calculation shall be calculated as of 11:59 p.m. Pacific Time on the Closing Date but shall exclude any Taxes incurred as a result of any actions set forth in the proviso to Section 8.2(a)(iv)) consistent (except as provided in this Section 3.4(a)) with the Closing Balance Sheet without giving effect to the consummation of the Merger or any financing transactions in connection therewith or, after the Effective Time, any other action or omission by Acquiror, the Surviving Corporation or any of its Subsidiaries that is not in the ordinary course of business consistent with past practice (provided that Taxes included in such calculation shall be calculated as of 11:59 p.m. Pacific Time on the Closing Date but shall exclude any Taxes incurred as a result of any actions set forth in the proviso to Section 8.2(a)(iv)). The Closing Balance Sheet shall be prepared in accordance with GAAP applied in a manner consistent with the accounting principles, practices and methodologies applied in connection with the preparation of the most recent audited balance sheet included in the Financial Statements (the “Reference Balance Sheet”). For the purpose of determining Closing Date Net Working Capital, the consolidated current assets and current liabilities of the Company and its Subsidiaries shall exclude the value of all Transaction Expenses.

(b)               If the Holder Representative disagrees with the calculation of Closing Date Net Working Capital, Closing Date Indebtedness, Closing Date Cash and/or Closing Date Unpaid Transaction Expenses, it shall notify Acquiror of such disagreement in writing, setting forth in reasonable detail the particulars of such disagreement, within fifteen (15) days after its receipt of the Closing Balance Sheet. In the event that the Holder Representative does not provide such a notice of disagreement within such fifteen (15)-day period, the Holder Representative shall be deemed to have accepted the Closing Balance Sheet and the calculation of Closing Date Net Working Capital, Closing Date Indebtedness, Closing Date Cash and Closing Date Unpaid Transaction Expenses delivered by Acquiror, which shall be final, binding and conclusive for all purposes hereunder. In the event any such notice of disagreement is timely provided, Acquiror and the Holder Representative shall use reasonable best efforts for a period of thirty (30) days (or such longer period as they may mutually agree in writing) to resolve any such disagreements specified in such notice. During such time, Acquiror shall provide the Holder Representative and its representatives reasonable access (during normal business hours and upon reasonable advance notice), to the relevant financial books and records of the Company and its Subsidiaries relating to the preparation of the Closing Balance Sheet, solely for the purposes of the review and objection right contemplated herein, together with reasonable access to the individuals responsible for the preparation of the Closing Balance Sheet in order to respond to the inquiries of the Holder Representative and its representatives related thereto. If, at the end of such period, they are unable to resolve such disagreements, then such independent accounting or financial consulting firm of recognized national standing as may be mutually selected by Acquiror and the Holder Representative (the “Auditor”) shall resolve any remaining disagreements properly included in such notice of disagreement between the parties with respect to the calculation of Closing Date Net Working Capital, Closing Date Indebtedness, Closing Date Cash and/or Closing Date Unpaid Transaction Expenses. Each of Acquiror and the Holder Representative shall promptly provide their assertions regarding such disagreements in writing to the Auditor and to each other. The Auditor shall be instructed to render its determination with respect to such disagreements as soon as reasonably possible (which the parties hereto agree should not be later than thirty (30) days following the day on which any such disagreements are referred to the Auditor). The Auditor shall base its determination solely on (i) the written submissions of the parties and (ii) the extent (if any) to which the Closing Date Net Working Capital, Closing Date Indebtedness, Closing Date Cash and/or Closing Date Unpaid Transaction Expenses require adjustment in order to be determined in accordance with Section 3.4(a) (including the definitions of the defined terms used in Section 3.4(a)). The determination of the Auditor shall be final, conclusive and binding on the parties. The date on which Closing Date Net Working Capital, Closing Date Indebtedness, Closing Date Cash and Closing Date Unpaid Transaction Expenses are finally determined in accordance with this Section 3.4(b) is hereinafter referred to as the “Determination Date.” All fees and expenses of the Auditor relating to the work, if any, to be performed by the Auditor hereunder shall be borne pro rata as between Acquiror, on the one hand, and the Holder Representative (on behalf of the Pre-Closing Holders), on the other hand, in proportion to the allocation of the dollar value of the amounts in dispute between Acquiror and the Holder Representative made by the Auditor such that the party prevailing on the greater dollar value of such disputes pays the lesser proportion of the fees and expenses.

(c)                The “Adjustment Amount,” which may be positive or negative, shall mean

(i) (A) Closing Date Net Working Capital (as finally determined in accordance with Section 3.4(b)), minus (B) Estimated Closing Date Net Working Capital, plus

(ii) (A) Estimated Closing Date Indebtedness, minus (B) Closing Date Indebtedness (as finally determined in accordance with Section 3.4(b)), plus

(iii) (A) Closing Date Cash (as finally determined in accordance with Section 3.4(b)), minus (B) Estimated Closing Date Cash, plus

(iv) (A) Estimated Closing Date Unpaid Transaction Expenses, minus (B) Closing Date Unpaid Transaction Expenses (as finally determined in accordance with Section 3.4(b)).

If the Adjustment Amount is a positive number, then the Merger Consideration shall be increased by the Adjustment Amount, and if the Adjustment Amount is a negative number (the absolute value of such negative amount, the “Deficit Amount”), the Merger Consideration shall be decreased by the Deficit Amount. The Adjustment Amount shall be paid in accordance with Section 3.4(d).

(d)               If the Adjustment Amount is a positive number, then, promptly following the Determination Date, and in any event within five (5) Business Days of the Determination Date, the Escrow Agent shall pay to the Exchange Agent for further distribution to each Pre-Closing Holder or the Surviving Corporation, for onward payment to the Pre-Closing Holders with respect of Canceled Options, in the manner provided in Section 3.2(e), an amount in cash equal to (A) the Purchase Price Escrow Funds, multiplied by (B) such holder’s Applicable Percentage, less any applicable withholding Taxes (other than any income, employment or payroll Taxes required to be withheld in respect of Canceled Options, which Taxes shall be withheld by the Surviving Corporation). If the Adjustment Amount is a negative number, then, promptly following the Determination Date, and in any event within five (5) Business Days of the Determination Date, (x) the Escrow Agent shall pay to Acquiror an amount equal to the Deficit Amount, and (y) if any of the Purchase Price Escrow Funds remain after such payment to Acquiror, the Escrow Agent shall pay to each Pre-Closing Holder or the Surviving Corporation, for onward payment to the Pre-Closing Holders with respect to Canceled Options, in the manner provided in Section 3.2(e) an amount in cash equal to (i) the balance of the Purchase Price Escrow Funds, multiplied by (ii) such holder’s Applicable Percentage, less any applicable withholding Taxes (other than any income, employment or payroll Taxes required to be withheld in respect of Employee Options, which Taxes shall be withheld by the Surviving Corporation) (in each case, following deduction from the Purchase Price Escrow Funds of any incremental Transaction Expenses). Upon determination of the Adjustment Amount pursuant to Section 3.4(b) and Section 3.4(c), each of Acquiror and the Holder Representative shall execute joint written instructions to the Escrow Agent instructing the

Escrow Agent to disburse the Purchase Price Escrow Funds in accordance with this Section 3.4(d). In the event that Acquiror is entitled to payment pursuant to this Section 3.4(d) in an amount in excess of the Purchase Price Escrow Funds (such excess, the “Adjustment Overage Amount”), Acquiror shall be entitled to payment of, and the Escrow Agent shall pay (concurrent with the payment of the Purchase Price Escrow Funds), the Adjustment Overage Amount, from and to the extent of the Indemnification Escrow Funds. In the event that the Adjustment Amount is a positive number in an amount in excess of the Purchase Price Escrow Funds, then, promptly following the Determination Date and prior to the delivery of joint instructions to the Escrow Agent as provided in this Section 3.4(d), Acquiror shall deposit with the Exchange Agent for deposit into the escrow account (and forming part of the Purchase Price Escrow Funds), the amount by which the Adjustment Amount exceeds the Purchase Price Escrow Funds, for further distribution in accordance with this Section 3.4(d).

(e)                Any payment or disbursement pursuant to this Section 3.4 shall be treated by the parties hereto for all Tax purposes as adjustments to the Merger Consideration to the extent permitted by applicable Law.

3.5              Exchange Agent. Promptly following the date which is one year after the Effective Time, Acquiror shall instruct the Exchange Agent to deliver to Acquiror all cash and other documents in its possession relating to the transactions contemplated hereby, and the Exchange Agent’s duties shall terminate. Thereafter, each Pre-Closing Holder who has not already delivered a Letter of Transmittal may deliver such Letter of Transmittal to Acquiror and (subject to applicable abandoned property, escheat and similar Laws) receive in consideration therefor, and Acquiror shall promptly pay, the portion of the Merger Consideration deliverable in respect thereof as determined in accordance with this Article III without any interest thereon. None of Acquiror, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration delivered to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Laws.

3.6              Intentionally Omitted.

3.7              Withholding. Notwithstanding any other provision to this Agreement, Acquiror, the Company, the Exchange Agent, Escrow Agent and any of their Affiliates shall be entitled to deduct and withhold from the cash otherwise deliverable under this Agreement, and from any other consideration otherwise paid or delivered in connection with the transactions contemplated in this Agreement, to any Person such amounts that Acquiror, the Company, the Exchange Agent, Escrow Agent and any of their Affiliates are required to deduct and withhold with respect to any such deliveries and payments under the Code or any provision of Tax Law. To the extent that amounts are so deducted and withheld and duly deposited with the appropriate Taxing Authority by Acquiror, the Company, the Exchange Agent, Escrow Agent or any of their Affiliates, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

3.8              Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Common Shares or Preferred Shares thereafter on the records of the Company.

3.9              Earnout Payments.

(a)                Earnout Payment. In accordance with Section 3.9(c), (i) if the Surviving Corporation achieves Gross Profit in excess of Thirty-Three Million Six Hundred Thousand ($33,600,000) (the “Minimum Gross Profit”) but less than or equal to Forty-Two Million ($42,000,000) (the “Gross Profit Target”), then Acquiror shall pay to the Pre-Closing Holders an amount equal to Two Dollars and Thirty-Eight Cents ($2.38) per One Dollar ($1) of Gross Profit in excess of the Minimum Gross Profit (such aggregate amount, the “Baseline Earnout Payment”); provided, that the Baseline Earnout Payment shall not exceed Twenty Million Dollars ($20,000,000) and (ii) if the Surviving Corporation achieves Gross Profit in excess of the Gross Profit Target, then Acquiror shall pay to the Pre-Closing Holders an amount equal to Twenty Million Dollars ($20,000,000), plus an additional One Dollar and Nineteen Cents ($1.19) per One Dollar ($1) of Gross Profit in excess of the Gross Profit Target (such aggregate amount, the “Outperformance Earnout Payment”); provided, that the Outperformance Earnout Payment shall not exceed Twenty-Five Million Dollars ($25,000,000) (the “Maximum Earnout Payment”).

(b)               Procedures Applicable to Determination of the Earnout Payments.

(i)                 On or before the date that is sixty (60) days after the last day of the Calculation Period (such date, the “Earnout Calculation Delivery Date”), Acquiror shall prepare and deliver to the Holder Representative a written statement (the “Earnout Calculation Statement”) setting forth in reasonable detail Acquiror’s determination of Gross Profit and its calculation of the resulting Earnout Payment pursuant to Section 3.9(a) (the “Earnout Calculation”). The Earnout Calculation Statement and Earnout Calculation shall be prepared consistent with the Gross Profit Calculation Methodology and the Company’s accounting principles and past practices.

(ii)               The Holder Representative shall have fifteen (15) days after receipt of the Earnout Calculation Statement (the “Review Period”) to review the Earnout Calculation Statement and the Earnout Calculation set forth therein. During the Review Period, the Holder Representative and its representatives shall have the right to reasonably inspect Acquiror’s and the Surviving Corporation’s, as applicable, contracts, books and records during normal business hours at Acquiror’s or the Surviving Corporation’s, offices, as applicable, together, with reasonable access to the individuals responsible for the preparation of the Earnout Calculation, (during normal business hours and upon reasonable advance notice) and solely for purposes reasonably related to the determinations of Gross Profit and the resulting Earnout Payment. Prior to the expiration of the Review Period, the Holder Representative may object to the Earnout Calculation set forth in the Earnout Calculation Statement by delivering a written notice of objection (an “Earnout Calculation Objection Notice”) to Acquiror. Any Earnout Calculation Objection Notice shall specify the items in the Earnout Calculation disputed by the Holder Representative and shall describe in reasonable detail the basis for such objection, as well as the estimated amount in dispute. If the Holder Representative fails to deliver an Earnout Calculation Objection Notice to Acquiror prior to the expiration of the Review Period, then the Earnout Calculation set forth in the Earnout Calculation Statement shall be final and binding on the parties hereto. If the Holder Representative timely delivers an Earnout Calculation Objection Notice, Acquiror and the Holder Representative shall use reasonable best efforts for a period of thirty (30) days (or such longer period as they may mutually agree in writing) to resolve any such disagreement specified in the Earnout Calculation Objection Notice. If, at the end of such period, they are unable to resolve such disagreements, then the Auditor shall resolve any remaining disagreements between the parties with respect to the Earnout Payment. Each of Acquiror and the Holder Representative shall promptly provide their assertions regarding such disagreements in writing to the Auditor and to each other. The Auditor shall be instructed to render its determination with respect to such disagreements as soon as reasonably possible (which the parties hereto agree should not be later than thirty (30) days following the day on which any such disagreements are referred to the Auditor). The Auditor shall base its determination solely on (A) the written submissions of Acquiror and the Holder Representative and (B) the extent (if any) to which the Earnout Calculation and Earnout Payment require adjustment in order to be determined in accordance with Section 3.9(a) (including the definitions of the defined terms used in Section 3.9(a)). The determination of the Auditor shall be final, conclusive and binding on the parties. The date on which the Earnout Payment is finally determined in accordance with this Section 3.9(b) is hereinafter referred to as the “Earnout Determination Date.” All fees and expenses of the Auditor relating to the work, if any, to be performed by the Auditor hereunder shall be borne pro rata as between Acquiror, on the one hand, and the Holder Representative (on behalf of the Pre-Closing Holders), on the other hand, in proportion to the allocation of the dollar value of the amounts in dispute between Acquiror and the Holder Representative made by the Auditor such that the party prevailing on the greater dollar value of such disputes pays the lesser proportion of the fees and expenses.

(c)                Timing of Earnout Payments. Any Earnout Payment that Acquiror is required to pay pursuant to Section 3.9(a) hereof shall be paid by Acquiror to the Exchange Agent for further disbursement to the Pre-Closing Holders or the Surviving Corporation, for onward payment to the Pre-Closing Holders with respect of Canceled Options through the Surviving Corporation’s payroll system (or the Surviving Corporation’s accounts payable system with respect to Non-Employee Options (in accordance with each Pre-Closing Holder’s earnout Applicable Percentage as calculated in accordance with the Allocation Schedule) no later than five (5) Business Days following the Earnout Determination Date; provided, however, that any payment with respect to Canceled Options shall be made in accordance with Section 6.6(g)(iii). In the event that Acquiror fails to make the Earnout Payment within such time period, interest shall accrue on the Earnout Payment, with such interest accruing from the date such amount was due until the date such amount is actually paid, at the rate of three percent (3%) over the prime rate of interest reported in the East Coast Edition of The Wall Street Journal for the date such amount was due; provided, however, to the extent the Earnout Payment that is payable to the Pre-Closing Holders has not been paid by Acquiror due to a dispute, interest shall accrue on such Earnout Payment from the Earnout Determination Date, but shall only be payable to the Pre-Closing Holders in the event that any such dispute is resolved in favor of the Pre-Closing Holders.

(d)               Efforts. From and after the Closing and until the end of the Calculation Period, (i) Acquiror shall, and shall cause the Surviving Corporation to, use reasonable best efforts to achieve the Earnout Payments, (ii) Acquiror shall, and shall cause the Surviving Corporation to, act in good faith and not take any action with the primary intention to reduce the Earnout Payments payable pursuant to this Section 3.9, (iii) Acquiror shall not abandon or discontinue the Company’s business, and (iv) Acquiror shall provide to the Surviving Corporation substantially the same resources as was used by the Company prior to the Closing; provided, however, that notwithstanding the foregoing, nothing shall prevent Acquiror from causing the Surviving Corporation to discontinue Part Sales.

(e)                Acceleration. In the event that either (i) there is a change of control of Acquiror, or (ii) Acquiror or its Affiliates sells to a third party all or substantially all of the of the Surviving Corporation (including without limitation by sale of assets or by acquisition or merger of an Affiliate that owns such assets), then the Maximum Earnout Payment shall be deemed achieved as of such event, and the Maximum Earnout Payment shall be deemed owed and payable in accordance with Section 3.9(c).

(f)                Information Obligations. From and after the Closing and through the end of the Calculation Period, Acquiror shall provide, on a monthly basis commencing with the first full month after the Closing Date, a written report to the Holder Representative in reasonable detail regarding a report of Gross Profit for such period (each such report, an “Update Report”). Within thirty (30) days after receipt of an Update Report, if the Holder Representative requests a meeting with representatives of Acquiror to discuss such report, Acquiror shall make reasonably available for such a meeting those of its personnel and representatives as are responsible for the applicable activities set forth in the Update Report. Acquiror may require the Holder Representative or any other involved third party to sign a customary confidentiality agreement.

(g)               Earnout Payments Not a Security. The parties hereto do not intend the right of the Pre-Closing Holders to receive Earnout Payments pursuant to this Section 3.9 to be a security. Accordingly, the right of a Pre-Closing Holder to receive Earnout Payments pursuant to this Section 3.9 (i) shall not be represented by a certificate, (ii) does not represent an ownership interest in Acquiror or the Surviving Corporation, and (iii) does not entitle a Pre-Closing Holder to any rights common to equityholders of Acquiror or the Surviving Corporation, other than as expressly set forth herein. The right of a Pre-Closing Holder to receive Earnout Payments pursuant to this Section 3.9 shall not be pledged without the prior written consent of Acquiror. Notwithstanding the foregoing, a Pre-Closing Holder may transfer all or any of such rights (a) as a gift to any member of his or her family or to any trust for the benefit of any such family member of such Pre-Closing Holder, provided that any such transferee shall agree in writing with Acquiror, as a condition precedent to such transfer, to be bound by all of the provisions of this Agreement relating to the Earnout Payments, or (b) by will or the laws of descent and distribution, in which event each such transferee shall be bound by all of the provisions of this Agreement relating to the Earnout Payments or (c) by court order, in which event each such transferee shall be bound by all of the provisions of this Agreement relating to the Earnout Payments. As used in this Section 3.9(f), the word “family” shall include any spouse, lineal ancestor or descendant, brother or sister.

Article IV.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedules delivered to Acquiror and Merger Sub by the Company on the date of this Agreement (the “Schedules,” each a “Schedule”) (each section of which, subject to Section 9.8, qualifies the correspondingly numbered and lettered representations in this Article IV) to this Agreement, the Company represents and warrants to Acquiror and Merger Sub as of the date of this Agreement as follows:

4.1              Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of California, and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have a Company Material Adverse Effect. The Company has heretofore delivered to Acquiror true and complete copies of the certificate of incorporation and bylaws of the Company as currently in effect.

4.2              Corporate Authorization.

(a)        The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby are within Company’s corporate powers and have been duly authorized by the Company’s Board of Directors, and no other corporate proceeding on the part of the Company is necessary to authorize this Agreement. This Agreement has been duly and validly executed and delivered by the Company, and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

(b)        On or prior to the date of this Agreement, the Board of Directors of the Company has duly and unanimously adopted resolutions (i) determining the Merger, on the terms and subject to the conditions set forth herein, is fair to, and in the best interests of, the Company and its stockholders, (ii) approving and declaring advisable this Agreement and the Merger and the other transactions contemplated hereby, and (iii) authorizing and approving the execution, delivery and performance of this Agreement and the transactions contemplated hereby. On or prior to the date of this Agreement, holders of ninety percent (90%) of the issued and outstanding Preferred Stock and holders of a majority of the issued and outstanding Common Stock have executed and delivered the Written Consent. No other corporate action is required by the Company or its stockholders to enter into this Agreement or approve the Merger.

4.3              Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority other than the filing of a certificate of merger with respect to the Merger with the Secretary of State of the State of California.

4.4              Noncontravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) violate the certificate of incorporation or bylaws of the Company or any Subsidiary, (b) assuming compliance with the matters referred to in Section 4.3, violate any applicable Law, (c) require any consent or other action by any Person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or give rise to any right of termination, cancelation or acceleration of any right or obligation of the Company or any Subsidiary or to a loss of any benefit to which the Company or any Subsidiary is entitled under any provision of any Material Contract or material Permit (including any Permits and security clearances required for the Company or any Subsidiary to perform their obligations under the Government Contracts) binding upon the Company or any Subsidiary or (d) result in the creation or imposition of any Lien on any asset of the Company or any Subsidiary.

4.5              Capitalization.

(a)                The authorized capital stock of the Company consists of 40,560,000 shares of Common Stock and 11,000,000 shares of Preferred Stock, each with a par value of $0.0005 per share, of which (i) 630,000 shares are designated as Series A-3 Preferred Stock, (ii) 560,000 shares are designated as Series B-3 Preferred Stock, (iii) 600,000 shares are designated as Series C-3 Preferred Stock, (iv) 7,550,000 shares are designated as Series D Preferred Stock, and (v) 1,660,000 shares are designated as Series E Preferred Stock. As of the date hereof, there are outstanding 1,534,804 shares of Common Stock and 10,231,392 shares of Preferred Stock, which are convertible, in the aggregate into, 29,048,062 shares of Common Stock.

(b)               All outstanding shares of capital stock of the Company are in book-entry form and have been duly authorized and validly issued and are fully paid and non-assessable. Except as set forth on Schedule 4.5, there are no outstanding (i) shares of capital stock or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in the Company, (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of or voting securities of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities.

Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Company Securities. Schedule 4.5 also contains a complete and correct list of each Option, including the holder, date of grant, exercise price, vesting schedule and number of shares of Common Stock subject thereto.

(c)                Each Option and Company Warrant has been granted in compliance with all applicable state or federal securities law requirements, including any “blue sky” laws and has a per share exercise price or strike price that was not less than the “fair market value” of one share of Common Stock on the date of grant, as determined in accordance with applicable requirements of Law.

4.6              Subsidiaries.

(a)                Each Subsidiary of the Company (i) is an entity duly formed, validly existing and in good standing under the laws of its jurisdiction of formation or organization, (ii) has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, and (iii) to the extent such jurisdiction recognizes such concept, is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except in the case of (iii) as would not have a Company Material Adverse Effect. All Subsidiaries of the Company and their respective jurisdictions of formation or organization are identified on Schedule 4.6.

(b)               All of the outstanding capital stock of or other voting securities of, or ownership interests in, each Subsidiary of the Company, is owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests). There are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities. Except for the capital stock or other voting securities of, or ownership interests in, its Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other voting securities of, or ownership interests in, any Person.

4.7              Indebtedness. Schedule 4.7 sets forth a true and complete list of all Indebtedness of the Company and each of its Subsidiaries. All such Indebtedness is reflected, as it existed as of the dates thereof, on the Financial Statements and neither the Company nor any of its Subsidiaries is in breach or default (or has received notice of breach or default) under any of the terms or conditions set forth in any loan document or other Contract, document or instrument related thereto. Except as disclosed in Schedule 4.7, the Company has no Indebtedness owing to any of the Company’s or any of its Subsidiaries’ Affiliates. The Company Credit Facility is the only Indebtedness for borrowed money of the Company and its Subsidiaries.

4.8              Financial Statements. Attached as Schedule 4.8 are true and complete copies of (a) the audited consolidated balance sheets and statements of income, cash flow and stockholders’ equity of the Company and its Subsidiaries as of and for the twelve-month periods ended December 31, 2017, December 31, 2016 and December 31, 2015, together with the auditor’s reports thereon (the “Audited Financial Statements”) and (b) the unaudited consolidated balance sheets, statements of income and cash flows of the Company and its Subsidiaries as of and for the three-month periods ended March 31, 2017 and March 31, 2018 (the “Interim Financial Statements” and, together with Audited Financial Statements, the “Financial Statements”). The Financial Statements (i) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations, their consolidated incomes, their consolidated changes in stockholders’ equity and their consolidated cash flows for the respective periods then ended, (ii) were prepared in conformity with GAAP (except in the case of the Interim Financial Statements for normal year-end adjustments) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), and (iii) have been prepared from, and are in accordance with, the books and records of the Company and its consolidated Subsidiaries. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. The Company’s independent auditors, Shea Labagh Dobberstein, have performed the procedures specified by the American Institute of Certified Public Accountants for a review of interim financial information as described in AU-C sec. 930, “Interim Financial Information,” on the Interim Financial Statements.

4.9              No Undisclosed Liabilities. There are no liabilities of the Company or any Subsidiary of a nature required to be reflected or served against on a balance sheet prepared in accordance with GAAP, whether accrued, contingent, absolute, determined, determinable or otherwise, except for (a) liabilities, debts, obligations, claims or judgments reflected or reserved for on the balance sheet of the Interim Financial Statements or disclosed in the notes thereto, (b) liabilities arising under this Agreement or included in the calculation of Closing Date Net Working Capital, Closing Date Indebtedness or Closing Date Unpaid Transaction Expenses, (c) liabilities incurred since the date of the Interim Financial Statements in the ordinary course of business consistent with past practice, and (d) liabilities that would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole.  To the knowledge of the Company, there are no other liabilities of the Company or any Subsidiary of any nature whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, except for (i) liabilities, debts, obligations, claims or judgments reflected or reserved for on the balance sheet of the Interim Financial Statements or disclosed in the notes thereto, (ii) liabilities arising under this Agreement or included in the calculation of Closing Date Net Working Capital, Closing Date Indebtedness or Closing Date Unpaid Transaction Expenses, (iii) liabilities incurred since the date of the Interim Financial Statements in the ordinary course of business consistent with past practice, (iv) any performance obligations under Material Contracts, and (v) liabilities that would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole.

4.10          Absence of Certain Changes. Since December 31, 2017, the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practices and there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have a Company Material Adverse Effect.

4.11          Litigation. There is no action, suit, investigation or proceeding pending against, or to the knowledge of the Company, threatened against or affecting, the Company or any Subsidiary or any of their respective properties before (or, in the case of threatened actions, suits, investigations or proceedings, would be before) any Governmental Authority or arbitrator.

4.12          Compliance with Laws. The Company and its Subsidiaries are in compliance with all applicable Laws in all material respects, and is not in violation of, and has not since January 1, 2013 violated, and to the knowledge of the Company, neither the Company nor its Subsidiaries is under investigation with respect to, and neither has been threatened to be charged with or given notice of any violation of, any applicable Laws, except as would be material to the business of the Company and its Subsidiaries, taken as a whole. There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against the Company or any of its Subsidiaries that is material in nature, or that in any manner seeks to prevent, enjoin, alter or materially delay the consummation of the transactions contemplated by this Agreement.

4.13          Material Contracts.

(a)                Schedule 4.13 contains a listing of all Contracts described in clauses (i) through (xviii) below to which, as of the date of this Agreement, are currently in effect and the Company or any of its Subsidiaries is a party (each, a “Material Contract”). True, correct and complete copies of each Material Contract has been delivered to or made available to Acquiror or its agents or representatives, together with all amendments thereto.

(i)                 each lease (whether of real or personal property) providing for annual rentals of Five Hundred Thousand Dollars ($500,000) or more;

(ii)               each Contract (or group of related Contracts with the same Person) providing for either (A) payments by the Company or its Subsidiaries in any twelve-month period of Five Million Dollars ($5,000,000) or more or (B) aggregate payments during the term of the Contract by the Company or its Subsidiaries of One Million Five Hundred Thousand Dollars ($1,500,000) or more;

(iii)             each sales, distribution or other similar Contract (or group of related Contracts with the same Person) providing for the sale by the Company or any

Subsidiary of materials, supplies, goods, services, equipment or other assets that provides for either (A) payments to the Company or its Subsidiaries in any twelve-month period of Five Million Dollars ($5,000,000) or more or (B) aggregate payments to the Company or its Subsidiaries during the term of the Contract of One Million Five Hundred Thousand Dollars ($1,500,000) or more;

(iv)             without prejudice to (ii) and (iii) above, any Contract with a Top Customer or Top Supplier;

(v)               each note, debenture, other evidence of Indebtedness, or other Contract for money borrowed by the Company or any of its Subsidiaries, including any agreement or commitment for future loans, credit or financing;

(vi)             each Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise);

(vii)           each joint venture contract, partnership agreement, or limited liability company agreement;

(viii)         Contracts with each current officer, director, or current employee or worker of or consultant to the Company or any of its Subsidiaries, who receives annual base compensation (excluding bonus and other benefits) in excess of One Hundred Sixty Thousand Dollars ($160,000);

(ix)             Contracts with any employee or consultant to the Company or any of its Subsidiaries that provide for change in control, retention or similar payments or benefits contingent upon, accelerated by or triggered by the consummation of the transactions contemplated by this Agreement;

(x)               Contracts containing covenants of the Company or any of its Subsidiaries (i) prohibiting or limiting the right of the Company or any of its Subsidiaries to engage, compete or solicit any Person in any line of business or prohibiting or restricting their ability to conduct business with any Person in any geographic area, or (ii) that, after the consummation of the transactions contemplated by this Agreement, would have the effect of creating or imposing on, or otherwise making applicable to, the business of the Company and its Subsidiaries any of the restrictions or limitations described in the foregoing;

(xi)             any Contract pursuant to which the Company is restricted by any exclusivity, “most favored nation” or similar price or term protection clauses;

(xii)           any Contracts either (x) to which the Company is a party or (y) to the knowledge of the Company, and relating to the voting of the equity interests or the election of directors, officers or managers, as applicable, of the Company or any of its Subsidiaries, or granting a right of first refusal, first offer or similar preferential right to purchase or acquire equity interests of the Company or any of its Subsidiaries;

(xiii)         any Contract with any labor union, works council or other body representing employees of the Company or any of its Subsidiaries;

(xiv)         each Contract set forth on Schedule 4.22(a)(ii);

(xv)           each Contract after the date of this Agreement requiring any commitment to make capital expenditures in an amount in excess of Five Hundred Thousand Dollars ($500,000) in any calendar year; and

(xvi)         any other Contract not made in the ordinary course of business that is material to the Company and the Subsidiaries, taken as a whole.

(b)               All of the Contracts disclosed in any Schedule to this Agreement or required to be disclosed pursuant to this Section is a valid and binding agreement of the Company or a Subsidiary, as the case may be, and is in full force and effect, and none of the Company, any Subsidiary or, to the knowledge of the Company, any other party thereto is in default or breach in any material respect under the terms of any such Contract, and, to the knowledge of the Company, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute any event of default thereunder.

4.14          Employee Benefit Plans.

(a)                Schedule 4.13(a) sets forth a complete list of each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) and any other plan, policy, program or agreement (including without limitation, the Company Incentive Plans, any employment, severance, retention, change in control or similar agreement) providing compensation or other benefits to any current or former director, officer, individual consultant or employee, which are maintained, sponsored or contributed to by the Company or any of its Subsidiaries, or to which the Company or any Subsidiary is a party or otherwise has or would reasonably be expected to have any liability, whether contingent or otherwise (each, a “Company Benefit Plan”). The Company has delivered to, or made available to, Acquiror complete copies of (i) each Company Benefit Plan, including without limitation all plan documents, trust agreements, insurance contracts or other funding vehicles and all amendments thereto, (ii) all summaries and summary plan descriptions, including any summary of material modifications (iii) the most recent annual reports (Form 5500 series) filed with the IRS with respect to such Company Benefit Plan, (iv) the two most recent actuarial reports or other financial statements relating to such Company Benefit Plan, (v) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan and any pending request for such a determination letter, and (vi) all filings made with any Governmental Authorities.

(b)               (i) Each Company Benefit Plan has been maintained in material compliance with its terms and all applicable Laws, including ERISA and the Code; (ii) all contributions required to be made with respect to any Company Benefit Plan on or before the date hereof have been made and all obligations in respect of each Company Benefit Plan as of the date hereof have been accrued and reflected in the Company’s financial statements to the extent required by GAAP; and (iii) each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code (A) has received a favorable determination or opinion letter as to its qualification, (B) has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer, or (C) has time remaining under applicable Laws to apply for a determination or opinion letter or to make any amendments necessary to obtain a favorable determination or opinion letter.

(c)                No Company Benefit Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”) or other pension plan that is subject to Section 302 of ERISA, Title IV of ERISA or Section 412 of the Code (“Title IV Plan”) and neither the Company nor any of its ERISA Affiliates has sponsored or contributed to or been required to contribute to a Multiemployer Plan or a Title IV Plan at any time within the previous six (6) years.

(d)               With respect to the Company Benefit Plans, no actions, suits, claims, investigations, audits or reviews (other than routine claims for benefits in the ordinary course) are pending before any arbitrator or Governmental Authority, including the IRS, or the Department of Labor or, to the knowledge of the Company, threatened, and to the knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits, claims, investigations, audits or reviews (other than any routine or random audit conducted by a Governmental Authority).

(e)                No Company Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of the Company or any Subsidiary for periods extending beyond their retirement or other termination of service, other than (i) coverage mandated by applicable Law, (ii) death benefits under any Title IV Plan, (iii) benefits the full cost of which is borne by the current or former employee (or his beneficiary) (iv) severance benefits under an individual employment agreement. No condition exists that would prevent the Company or any Subsidiary from amending or terminating any Company Benefit Plan providing health or medical benefits in respect of any active employee of the Company or any Subsidiary in accordance with its terms other than limitations imposed under the terms of any Collective Bargaining Agreement or applicable Laws.

(f)                The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event (such as termination following the consummation of the transactions contemplated hereby), (i) entitle any current or former employee or officer of the Company or any Subsidiary to any severance pay, except as expressly provided in this Agreement or in the schedules hereto, (ii) other than with respect to the accelerated vesting of the Company Warrants, accelerate the time of payment or vesting, or increase the amount of compensation or benefits due to any such current or former employee or officer, (iii) any increase in any obligation pursuant to any Company Benefit Plan; or (iv) any limitation or restriction on the right of the Company to merge, amend or terminate any of the Company Benefit Plans. No amounts payable under the Company Benefit Plans will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code and no Company Benefit Plan provides for the gross-up or reimbursement of taxes under Section 409A or Section 4999 of the Code or any similar provision of applicable Law.

(g)               There is no Company Benefit Plan subject to the laws of any jurisdiction outside the United States.

4.15          Employees; Labor Matters.

(a)                Schedule 4.14(a) sets forth, for each employee, such employee’s name, employer, title, hire date, location, whether full- or part-time, whether active or on leave (and, if on leave, the nature of the leave and the expected return date), whether exempt from the Fair Labor Standards Act, annual salary or wage rate, most recent annual bonus received and current annual bonus opportunity.

(b)               Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, works council agreement, or any similar agreement (each, a “Collective Bargaining Agreement”), no such agreement is being negotiated by the Company or any of its Subsidiaries, and in the past six (6) years no labor union has requested or, to the Company’s knowledge, has sought to represent any of the employees of the Company or its Subsidiaries. In the past six (6) years, there has been no strike, slowdown, work stoppage, lockout or other material labor dispute involving the Company or any Subsidiary pending, or to the Company’s knowledge threatened, nor is the Company aware of any labor organization activity involving any employees of the Company or any Subsidiary.

(c)                The Company and its Subsidiaries (i) are in material compliance with all Collective Bargaining Agreements, applicable Laws, including obligations under the National Labor Relations Act and any notice and other requirements under the Workers’ Adjustment and Retraining Notification Act and any similar state or local law, (ii) has not committed any unfair labor practices, and (iii) has no material pending or threatened claims or controversies regarding employment, terms of employment, termination of employment, the Collective Bargaining Agreements or Labor Laws.

(d)               To the knowledge of the Company, none of the Key Employees, or any employee of the Company or any of its Subsidiaries with annual base compensation (excluding bonus and other benefits) in excess of One Hundred Sixty Thousand Dollars ($160,000) intends to terminate his or her employment whether as a result of the transactions contemplated by this Agreement or otherwise.

(e)                To the knowledge of the Company, no present or former employee or independent contractor of the Company or any of its Subsidiaries with annual base compensation (excluding bonus and other benefits) in excess of One Hundred Sixty Thousand Dollars ($160,000) is in violation of any term of any restrictive covenant, nondisclosure obligation or fiduciary duty (i) to the Company or any of its Subsidiaries or (ii) to a

former employer or engager of any such individual relating to the right of any such individual to work for or provide services to the Company or any of its Subsidiaries.

4.16          Taxes.

(a)                (i) All income and other material Tax Returns of the Company and its Subsidiaries have been filed when due in accordance with all applicable Laws (after giving effect to any valid extensions of time in which to make such filings); (ii) all such Tax Returns that have been filed were true, correct and complete in all material respects; and (iii) all income and other material Taxes due and payable by the Company or any of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid, or withheld and remitted, to the appropriate Taxing Authority.

(b)               The unpaid Taxes of the Company and its Subsidiaries did not, as of the date of the Interim Financial Statements, exceed the reserve for Tax liability (rather than for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Interim Financial Statements. Since the date of the Interim Financial Statements, neither the Company nor any of its Subsidiaries has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business, that would materially impact any Tax asset or Tax liability of the Company or any of its Subsidiaries.

(c)	(i) Neither the Company nor any of its Subsidiaries (or any member of any affiliated, consolidated, combined or unitary group of which the Company or any of its Subsidiaries is or has been a member) has granted any extension or waiver of the statute of limitations period applicable to any Tax Return, which period (after giving effect to such extension or waiver) has not yet expired; (ii) there is no claim, audit, action, suit, proceeding or investigation now pending or threatened in writing against or with respect to the Company or any of its Subsidiaries in respect of any Tax or Tax asset; (iii) there are no requests for rulings or determinations in respect of any Tax or Tax asset pending between the Company or any of its Subsidiaries and any Taxing Authority and (vi) during the two year period ending on the date hereof, neither the Company nor any of its Subsidiaries has made or changed any material Tax election that has not been reported on a Tax Return that has been made available to Acquiror, changed any annual Tax accounting period, adopted or changed any material method of Tax accounting that has not been reported on a Tax Return that has been made available to Acquiror, filed any amended income or other material Tax Return, entered into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign Tax Law), settled any material Tax claim or assessment, or surrendered any material right to claim a Tax refund, offset or other reduction in Tax liability.

(d)               Neither the Company nor any of its Subsidiaries has received written notice of any claim by any Taxing Authority in any jurisdiction in which the Company and/or its Subsidiaries do not file Tax Returns that either the Company or its Subsidiaries is or may be subject to taxation by that jurisdiction.

(e)                (i) Neither the Company nor any of its Subsidiaries has been a member of an affiliated, consolidated, combined or unitary group (other than a group the common parent of which was the Company); (ii) neither the Company nor any of its Subsidiaries is party to any Tax Sharing Agreement; (iii) neither the Company nor any of its Subsidiaries has any liability for the Taxes of any other Person (other than the Company or its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or similar provision of state, local, or foreign Tax Law), as a transferee or successor, or otherwise by operation of Law; and (iv) neither the Company nor any of its Subsidiaries has entered into any agreement or arrangement with any Taxing Authority with regard to the Tax liability of the Company or any of its Subsidiaries affecting any Tax period for which the applicable statute of limitations, after giving effect to extensions or waivers actually obtained, has not expired.

(f)                (i) None of the Company or any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4; (ii) during the two-year period ending on the date hereof, none of the Company or any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code. The Company has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(g)               None of the property owned by the Company or any of its Subsidiaries is “tax-exempt use property” within the meaning of Section 168(h) of the Code. The Company has not been a “United States real property holding corporation” within the meaning of Section 897 of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

(h)               Schedule 4.15(h) contains a list of each Tax Grant.  The Company and its Subsidiaries have complied in all material respects with the conditions stipulated in each Tax Grant, and no submissions made to any Taxing Authority in connection with obtaining any Tax Grant contained any material misstatement or omission that would adversely affect the eligibility of the Company or any of its Subsidiaries for such Tax Grant.

(i)                 The Company and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other Person.

(j)                 (i) Neither the Company nor its Subsidiaries will be required to include any material adjustment in taxable income for any Post-Closing Tax Period under Section 481 of the Code (or any similar provision of the Tax laws of any jurisdiction) as a result of a change in method of accounting for a Pre-Closing Tax Period, (ii) neither the Company nor its Subsidiaries will be required to include for a Post-Closing Tax Period a material item of income in taxable income attributable to any prepaid amount, or any installment sale or open transaction disposition made on or prior to, the Closing Date, (iii) neither the Company nor its Subsidiaries have made an election under Section 965(h) of the Code to pay the “net tax liability,” as defined therein, in installments, and (iv) neither the Company nor its Subsidiaries is party to any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of applicable state, local or foreign Law) that will have material continuing effect on any Tax period (or portion thereof) ending after the Closing Date.

(k)               Except for the representations in Sections 4.15(e), (f), (h) and (j), none of the representations in Article IV shall be deemed to apply to any Taxes that are not Pre-Closing Taxes. Notwithstanding anything to the contrary in this Section 4.15, (i) the Company makes no representation as to the amount of, or limitations on, any net operating losses, Tax credits, Tax basis or other Tax attributes that it or any of its Subsidiaries may have and (ii) nothing in this Section 4.15 or otherwise in this Agreement shall be construed as a representation or warranty with respect to any Tax position, to the extent that Acquiror or its Affiliates (including the Company after the Closing) takes such position in respect of any taxable period (or portion thereof) beginning after the Closing Date.

4.17          Brokers’ Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by the Company, any of its Subsidiaries or any of their Affiliates.

4.18          Insurance Coverage. The Company has made available to Acquiror a list of, and true and complete copies of, all material insurance policies and fidelity bonds relating to the assets, business, operations, employees, officers or directors of the Company and the Subsidiaries. There is no claim by the Company or any Subsidiary pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed in writing by the underwriters of such policies or bonds or in respect of which such underwriters have reserved their rights. All premiums payable under all such policies and bonds have been timely paid and the Company and the Subsidiaries have otherwise complied fully with the terms and conditions of all such policies and bonds, and such policies of insurance and bonds are in full force and effect and are free from any right of termination on the part of the insurance carriers. Such policies and bonds are of the type and in amounts customarily carried by Persons conducting businesses similar to those of the Company or any Subsidiary. Neither the Company nor its Subsidiaries has received any written notice of, or, to the knowledge of the Company, has received any threat with respect to, a material increase in premiums with respect to, or any notice of cancelation or non-renewal of, any such policies.

4.19          Licenses and Permits. The Company and its Subsidiaries have obtained all of the licenses, approvals, consents, registrations and permits (together, “Permits”) necessary under applicable Laws to permit the Company and its Subsidiaries to own, operate, use and maintain their assets in the manner in which they are now operated and maintained and to conduct the business of the Company and its Subsidiaries as currently conducted, except where the absence of any such Permit would not be material to the Company and its Subsidiaries, taken as a whole. Each Permit held by the Company or any of its Subsidiaries is valid, binding and in full force and effect. Neither the Company nor any of its Subsidiaries is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a material default or violation) in any material respect of any term, condition or provision of any Permit to which it is a party.

4.20          Personal Property. The Company or one of its Subsidiaries owns and has good title to, and has the legal and beneficial ownership of or a valid leasehold interest in or right to use by license or otherwise, all material equipment and other tangible personal property reflected on the books of the Company and its Subsidiaries as owned by the Company or one of its Subsidiaries, free and clear of all Liens other than Permitted Liens.

4.21          Real Property.

(a)                Neither the Company nor any of its Subsidiaries own any real property. Schedule 4.20(a) accurately lists, as of the date of this Agreement, all Leased Real Property.

(b)               With respect to each parcel of Leased Real Property:

(i)                 The Company or one of its Subsidiaries has a valid and subsisting leasehold estate in, and enjoys peaceful and undisturbed possession of, all Leased Real Property, free and clear of all Liens, except for Permitted Liens. The Leased Real Property is in good condition and repair and is sufficient for the uses in which such property is presently employed.

(ii)               The Company and its Subsidiaries have delivered to Acquiror true, correct and complete copies of all leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in or relating to the Leased Real Property, including all amendments, terminations and modifications thereof (“Real Property Leases”), and there are no other lease agreements for real property affecting the Leased Real Property or to which any of the Company or its Subsidiaries is bound; and all such Real Property Leases are, and shall be, in full force and effect and valid and binding, and enforceable in accordance with their respective terms. The Company or a Subsidiary owns all of the lessee’s or tenant’s interest under the Real Property Leases and has not assigned, pledged or otherwise hypothecated any such interest. The Company and its Subsidiaries are in compliance with the terms of all of the Real Property Leases, and there are no defaults under the Real Property Leases by the Company or its Subsidiaries, or, to the knowledge of the Company, the lessor or landlord thereunder, and there are no events which with the passage of time or notice, or both, would constitute a default on the part of the Company or a Subsidiary, or, to the knowledge of the Company, any other party to the Real Property Leases. Neither the Company nor any Subsidiary has received any written notice alleging any default under any of the Real Property Leases.

(iii)             To the knowledge of the Company, no party, other than the Company or a Subsidiary, has any right to use or occupy the Leased Real Property or any portion thereof, whether as tenants or subtenants or otherwise.

(iv)             To the knowledge of the Company, there are no eminent domain or similar proceedings pending or threatened affecting all or any material portion of the Leased Real Property, or any writ, injunction, decree, order or judgment outstanding, nor any action, claim, suit or proceeding pending or, to the knowledge of the Company, threatened relating to the ownership, lease, use, occupancy or operating by any Person of the Leased Real Property.

4.22          Intellectual Property.

(a)                Schedule 4.22(a)(i) contains a true and complete list, as of the date of this Agreement, of all registrations and applications for registrations (including domain names) (“Company Registered IP”) and material trademarks and software included in the Owned Intellectual Property Rights. Schedule 4.22(a)(ii) contains a true and complete list of all Contracts (including license agreements, research agreements, development agreements, distribution agreements, settlement agreements, consent to use agreements and covenants not to sue, but excluding (i) licenses for personal computer software or software made available as a software-as-a-service that are generally available on nondiscriminatory pricing terms and were licensed for fixed payments of less than Twenty-Five Thousand Dollars ($25,000) per in the aggregate or annual payments of Twenty-Five Thousand Dollars ($25,000) per year or less, (ii) any agreement with any employee, contractor or consultant of the Company or any Subsidiary that does not differ in any material respect from the Company’s standard form of employment or independent contractor agreement, which form has been provided to Acquiror prior to the date of this Agreement or (iii) any agreement with the Company’s or its Subsidiaries’ customers, resellers or distributors that does not differ in any material respect from the Company’s standard form of customer, reseller or distribution agreement, which forms have been provided to Acquiror prior to the date of this Agreement) to which the Company or any of its Subsidiaries is a party or otherwise bound, granting or restricting any right to use, exploit or practice any Intellectual Property Rights.

(b)               The Licensed Intellectual Property Rights and the Owned Intellectual Property Rights together constitute all the Intellectual Property Rights or used in the conduct of the business of the Company and its Subsidiaries as currently conducted. There exist no restrictions on the disclosure, use, license or transfer of the Owned Intellectual Property Rights. The execution, delivery and performance of this Agreement will not alter, encumber, impair or extinguish any Owned Intellectual Property Rights or Licensed Intellectual Property Rights. None of the Contracts to which the Company or any Subsidiary is bound will encumber any of the Intellectual Property Rights licensed or owned by Acquiror immediately following the execution, delivery and performance of this Agreement.

(c)                To the knowledge of the Company, none of the Company, its Subsidiaries and any Company Product has infringed, misappropriated or otherwise violated any Intellectual Property Right of any third person. There is no claim, action, suit, or proceeding pending against, or, to the knowledge of the Company, threatened against or affecting, or any investigation pending against, the Company, any of its Subsidiaries, any present or former officer, director or employee of the Company or any of its Subsidiaries (i) based upon, or challenging or seeking to deny or restrict, the rights of the Company or any Subsidiary in any of the Owned Intellectual Property Rights and the Licensed Intellectual Property Rights, (ii) alleging that the use of the Owned Intellectual Property Rights or the Licensed Intellectual Property Rights or any services provided, processes used or products manufactured, used, imported, offered for sale or sold by the Company or any Subsidiary do or may conflict with, misappropriate, infringe or otherwise violate any Intellectual Property Right of any third party or (iii) alleging that the Company or any of its Subsidiaries have infringed, misappropriated or otherwise violated any Intellectual Property Right of any third party. None of the Company and any Subsidiary has received from any third party an offer to license any Intellectual Property Rights of such third party, except as would not reasonably be expected to have a Company Material Adverse Effect.

(d)               None of the Owned Intellectual Property Rights and to the knowledge of the Company, exclusively Licensed Intellectual Property Rights material to the operation of the business of the Company and its Subsidiaries has been adjudged invalid or unenforceable in whole or part, and, to the knowledge of the Company, all such Owned Intellectual Property Rights (other than divisionals, continuations and other applications related thereto) and exclusively Licensed Intellectual Property Rights are valid and enforceable.

(e)                The Company and its Subsidiaries are the sole owners of all Owned Intellectual Property Rights and hold all right, title and interest in and to all Owned Intellectual Property Rights, and their respective rights under the Licensed Intellectual Property Rights, free and clear of any Lien, other than Permitted Liens. Neither the Company nor any of its Subsidiaries have placed or permitted any Liens on or with respect to any of the Licensed Intellectual Property Rights, other than Permitted Liens. In each case where any Company Registered IP is held by assignment, the assignment has been duly recorded with the Governmental Authority from which such Company Registered IP registration issued or before which the application or application for registration is pending. The Company and its Subsidiaries have taken commercially reasonable actions to maintain and protect the Owned Intellectual Property Rights and their rights in the Licensed Intellectual Property Rights, including payment of applicable maintenance fees and filing of applicable statements of use.

(f)                To the knowledge of the Company, no Person has infringed, misappropriated or otherwise violated any Owned Intellectual Property Right. To the knowledge of the Company, none of the Owned Intellectual Property Rights of the Company or any Subsidiary that are material to the business or operation of the Company or any Subsidiary and the value of which to the Company or any Subsidiary is contingent upon maintaining the confidentiality thereof, has been disclosed other than to employees, representatives, contractors and agents of the Company or any Subsidiary all of whom are bound by written confidentiality agreements substantially in the form previously disclosed to Acquiror.

(g)               The Company and its Subsidiaries take reasonable measures in accordance with normal industry practice to protect the confidentiality of trade secrets and other material confidential or proprietary know-how and processes that are Owned Intellectual Property Rights or Licensed Intellectual Property Rights or which were provided to the Company or any of its Subsidiaries under an obligation of confidentiality. To the knowledge of the Company, there has not been any disclosure of or access to any trade secrets or other material confidential or proprietary know-how and processes of the Company or any of its Subsidiaries to or by any Person in a manner that has resulted or would reasonably be likely to result in the misappropriation of, or loss of trade secret or other rights in and to, such information.

(h)               Neither the Company nor any Subsidiary has given to any Person an indemnity in connection with any Intellectual Property Right, other than indemnities in any agreement with the Company’s or its Subsidiaries’ customers, resellers or distributors that does not differ in any material respect from the Company’s standard form of customer, reseller or distribution agreement which forms have been provided to Acquiror prior to the date of this Agreement.

(i)                 As of the date of this Agreement, the IT Assets operate and perform in all material respects as is necessary for the businesses of the Company and its Subsidiaries as currently conducted, and to the knowledge of the Company, do not contain any material faults (including any vulnerabilities, deficiencies or performance issues resulting from Meltdown and Spectre), viruses or hardware components designed to permit unauthorized access to or to disable or otherwise harm any computer systems or software. To the Company’s knowledge, there has been no material failure of IT Assets in the past three (3) years which has not been fully resolved and no Person has gained unauthorized access to the IT Assets. The IT Assets provide the operations of the Company and its Subsidiaries, including the Internet websites and mobile applications provided by the Company to its customers, with reasonably sufficient redundancy and speed to meet standards in the Company’s industry relating to high availability, and the Company has no reason to believe that the IT Assets will not operate or will not continue to be accessible to end users on a high availability basis immediately after the Closing Date.

(j)                 Schedule 4.22(j) contains a true and complete list of all software or other material that is distributed as “free software,” “open source software” or under a similar licensing or distribution terms (“Open Source Software”), embedded, incorporated, integrated, or linked by the Company or its Subsidiaries into any Company Products, and identifies (i) the name of the Open Source Software component, (ii) the name of the applicable open source license, (iii) version number and provenance, (iv) identification of which, if any, Company Product in which such Open Source Software is incorporated or linked to, and (v) whether such Open Source Software component has been modified. The Company and its Subsidiary and the operation of its and their business, including the use and distribution of Company Products by or on behalf of the Company or any of its Subsidiaries and all use by the Company and any of its Subsidiary of any Open Source Software is in material compliance with the terms and conditions of all licenses for the Open Source Software.

(k)               Neither the Company nor any Subsidiary has (i) incorporated Open Source Software into, or combined Open Source Software with, the Owned Intellectual Property or Company Products, (ii) distributed Open Source Software in conjunction with any Owned Intellectual Property Rights or Company Products or (iii) used Open Source Software, in such a way that, with respect to (i), (ii) or (iii), creates or purports to create, obligations for the Company or such Subsidiary with respect to any Owned Intellectual Property or grant, or purport to grant, to any third party (other than with respect to such Open Source Software in its unmodified form): (a) any right to access, use or modify any Owned Intellectual Property Rights; (b) the right to acquire or license any Owned Intellectual Property Rights or Company for free; or (c) any right to reverse engineer, decompile, or deconstruct any Owned Intellectual Property Rights or Company Product.

(l)                 Neither the Company nor any Subsidiary is now or has ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that would reasonably be expected to require or obligate the Company or any Subsidiary to grant or offer to any other Person any license or right to any Owned Intellectual Property Rights. The Company and its Subsidiaries are in good standing with all organizations listed in Schedule 4.22(l)(i). If any Owned Intellectual Property Rights were acquired from a Person other than an employee of or contractor to Company or any Subsidiary, then such Person is not now nor has ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that would reasonably be expected to have required or obligated such Person to grant or offer to any other Person any license or right to such Intellectual Property Right. Neither the Company nor any Subsidiary has a present obligation (and there is no substantial basis to expect that there will be a future obligation) to grant or offer to any other Person any license or right to any Owned Intellectual Property Rights by virtue of Company’s or any other Person’s membership in, promotion of, or contributions to any industry standards body or any similar organizations.

(m)             The Company and its Subsidiaries have a privacy policy (the “Privacy Policy”) regarding the collection and use of personally identifiable information (“Personal Information”), a true, correct and complete copy of which has been provided to the Acquiror prior to the date hereof. The Company and each of its Subsidiaries is in material compliance with all applicable Laws regarding the collection, use and protection of Personal Information and with the Company’s and its Subsidiaries’ Privacy Policy, and to the knowledge of the Company, no Person has gained unauthorized access to or made any unauthorized use of any such Personal Information maintained by the Company or any of its Subsidiaries. No circumstance has arisen in which any applicable Laws or Privacy Policy would require the Company or Subsidiary to notify a Governmental Authority of a data security breach or security incident. The Company and its Subsidiaries have reasonable security measures in place designated to protect Personal Information stored in their computer systems from unlawful use by any third party or any other use by a third party that would violate the Privacy Policy. The execution, delivery and performance of this Agreement does not violate the Privacy Policy as it currently exists, and will not require the Company or any Subsidiary to obtain any consent with respect to which any Personal Information that was collected or obtained by the

Company or any of its Subsidiaries under any prior Privacy Rule. Upon Closing, the Surviving Corporation will own all such Personal Information and continue to have the right to use such Personal Information on identical terms and conditions as the Company and its Subsidiaries enjoyed immediately prior to Closing.

4.23          Environmental Matters.

(a)                No written notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed and no investigation, action, claim, suit, proceeding or review is pending, or to the Company’s knowledge, threatened by any Governmental Authority or other Person with respect to any matters relating to the Company or any Subsidiary and relating to or arising out of any Environmental Law.

(b)               There are no liabilities of or relating to the Company or any Subsidiary of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, arising under or relating to any Environmental Law, and, to the knowledge of the Company, there are no facts, conditions, situations or set of circumstances which could reasonably be expected to result in or be the basis for any such liability.

(c)                There are, and in the past three (3) years have been, no (i) written claims or notices of violation or liability pending or, issued to or to the knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging material violations of or material liability under any Environmental Law, and (ii) written claims or worker’s compensation claims alleging actual or potential injury or damage to any Person as a result of exposure to, or the presence, release, threatened release, or discharge of, any Hazardous Materials.

4.24          Government Contracts; Export Controls; Sanctions.

(a)                Schedule 4.24(a) sets forth a true, correct and complete list of each Government Contract held by the Company and/or its Subsidiaries that is currently in effect or which remains open to audit periods (“Active Government Contracts”). All Active Government Contracts are held in the name of the Company and/or the Subsidiaries and are in full force and effect.

(b)               Schedule 4.24(b) sets forth a true, correct and complete list of each outstanding Government Contract Bid submitted by the Company and/or its Subsidiaries for which an award has not been issued prior to the date of this Agreement.

(c)                The Company and the Subsidiaries have complied with all applicable requirements of the U.S. Government Cost Accounting Standards, the Federal Truth in Negotiations Act and, to the knowledge of the Company, any other U.S. laws, rules, regulations or orders applicable to any Government Contract or Government Contract Bid. To the knowledge of the Company, there are no audits of any Active Government Contracts or Government Contract Bids being conducted by the U.S. Government, a prime contractor or any other party to any Government Contract, other than routine audits conducted in the ordinary course of business in which no material irregularities, misstatements or omissions have been identified. The Company and its Subsidiaries are not in breach or violation of any Active Government Contract or Government Contract Bid, and neither the Company nor any Subsidiary has with respect to any Active Government Contract received any written cure notice or show cause notice (as defined in the Federal Acquisition Regulations Part 49, 49.607 (a) and (b)) pursuant to applicable contract default provisions or notice of default.

(d)               (i) Neither the Company nor any Subsidiary nor any of their directors, officers nor, to the knowledge of the Company, employees, consultants or agents is, or during the past six years has been, under administrative, civil or criminal investigation, indictment or information by the U.S. Government with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract or Government Contract Bid and (ii) during the past year, neither the Company nor any Subsidiary has conducted or initiated any internal investigation or made a voluntary disclosure to the U.S. Government with respect to any alleged irregularity, misstatement or omission arising under or relating to a Government Contract or Government Contract Bid.

(e)                Neither the Company nor any Subsidiary, nor to the knowledge of the Company, any of the officers or employees of the Company and the Subsidiaries, is suspended or debarred from doing business with or obtaining export licenses or approvals from any agency of the U.S. Government or is the subject of a finding of ineligibility for U.S. Government contracting. The Company does not manufacture, sell, export, or possess any equipment, products, software, systems, or technical data that are controlled under the International Traffic in Arms Regulations (“ITAR”) (22 CFR §§ 120-130).

(f)                None of the Company, its Subsidiaries, nor any of their respective directors, officers or employees, nor, to the knowledge of the Company, any agent or other third party representative acting on behalf of the Company or its Subsidiaries, is currently or has been in the past five years (i) a Sanctioned Person, or (ii) engaged in any transactions or dealings with any Sanctioned Person or Sanctioned Country. During the last five years, neither the Company nor any of its Subsidiaries has been involved in any governmental investigation, audit, or inquiry, conducted any internal investigation, submitted any voluntary or involuntary disclosure, or received any whistleblower or employee complaint involving alleged violations of U.S. sanctions or export control laws.

(g)

(i)                 (A) None of the Active Government Contracts were set-aside for small business concerns under the regulations of the U.S. Government’s Small Business Administration, and (B) the Company has not represented or certified in any pending Government Contract Bid that is a small business.

(ii)               To the Company’s knowledge, none of the Active Government Contracts were awarded to the Company on the basis of a representation by the Company that it qualifies as a small business concern for the Active Government Contract in question.

(iii)             None of the Active Government Contracts requires the Company or any of its Subsidiaries to maintain a facility security clearance.

(h)               All facts set forth in or acknowledged by the Company or any of its Subsidiaries in any disclosure statements, representations, warranties or certifications, made by the Company or any of its Subsidiaries with respect to any Active Government Contract or Government Contract Bid were correct and complete as of their submission date in all material respects; (ii) no termination for convenience has been issued, or, to the knowledge of the Company, has been threatened, with respect to any Active Government Contract or Government Contract Bid; (iii) no cost incurred or invoice rendered by the Company or any of its Subsidiaries pertaining to any Active Government Contract is currently being questioned or challenged by any Governmental Authority or any other Person, has been disallowed (and the Company and its Subsidiaries have no reason to believe that any cost or invoice will be disallowed) by any Governmental Authority or has been or now is, the subject of an investigation; (iv) no amount of money due to the Company or any of its Subsidiaries, under any Active Government Contract or Government Contract Bid has been withheld or set off or been threatened to be withheld or set off nor has any claim been made to withhold or set off money; and (v) all invoices and claims, including requests for progress payments and provisional cost payments, submitted by the Company or any of its Subsidiaries to any Governmental Authority with respect to any Active Government Contract or Government Contract Bid were correct and complete in all material respects as of their submission date.

(i)                 To the Company’s knowledge, there have not been and there currently do not exist (i) any material outstanding claims or requests for equitable adjustment against the Company or any of its Subsidiaries by any Governmental Authority or by any prime contractor, higher or lower tier subcontractor, vendor or other third party arising under or relating to any Active Government Contract or Government Contract Bid; or (ii) any material outstanding disputes between (A) the Company or any of its Subsidiaries, on the one hand, and any Governmental Authority, on the other hand, under the Contract Disputes Act of 1978, as amended, or any other Law, or (B) between the Company or any of its Subsidiaries, on the one hand, and any prime contractor, higher or lower tier subcontractor, vendor or other third party, on the other hand, arising under or relating to any Active Government Contract or Government Contract Bid; and (iii) to the knowledge of the Company, no facts exist that reasonably would be expected to result in such a dispute in the future that could give rise to material liability. Neither the Company nor any of its Subsidiaries has any interest in any pending or potential claim against any Governmental Authority or any prime contractor, higher or lower tier subcontractor or vendor arising under or relating to any Active Government Contract or Government Contract Bid.

(j)                 Neither the Company nor any of its Subsidiaries nor their respective managers, directors or officers, nor to the knowledge of the Company, employees, consultants or agents (i) is, or at any time has been, the subject of a finding of material non-compliance with applicable terms of, or laws applicable to, a Government Contract, non-responsibility or ineligibility for government contracting or for any reason is listed on the List of Parties Excluded from Federal Procurement and Nonprocurement Programs and no circumstances exist to the knowledge of the Company that would reasonably be expected to warrant any finding of material non-compliance with applicable contract provisions or law, non-responsibility or ineligibility in connection with any Government Contract or Government Contract Bid; (ii) has committed (or taken any action to promote or conceal) any violation of any applicable Law relating to procurement with respect to any Government Contract or Government Contract Bid; (iii) is subject to or has been subjected to any criminal allegations under the False Statements Act (18 U.S.C. § 1001) or the False Claims Act (18 U.S.C. § 287) or comparable state Laws in connection with any Government Contract or Government Contract Bid. To the knowledge of the Company, no facts exist upon which a valid claim of the type described in clause (iii) of the foregoing sentence that would reasonably be expected to result in liability may be based. No payment, contribution, gift or discount has been made or given by the Company or any of its Subsidiaries or, to the knowledge of the Company, by any Person acting on behalf of the Company or any of its Subsidiaries in connection with any Government Contract or Government Contract Bid in violation of such Government Contract or Government Contract Bid or applicable Law.

(k)               There has been no finding of fraud or any claim of any material liability as a result of defective pricing, mischarging or improper payments on the part of the Company or any of its Subsidiaries, and, to the knowledge of the Company, no facts exist upon which a valid claim of the type described in this clause that would reasonably be expected to result in liability may be based.

(l)                 Except as set forth in Schedule 4.24(l), neither the Company nor its Subsidiaries has engaged in any Discount Price Authorization program, or “meet comp” pricing arrangement, nor any similar pricing arrangement (collectively “meet comp”). Neither the Company nor any of its Subsidiaries are, or will be, subject to any penalties or punitive actions as a result of the Company’s or its Subsidiaries’ “meet comp” transactions that occurred prior to Closing.

(m)             Neither the Company nor any of its Subsidiaries has entered into any financing arrangement or any assignment of proceeds with respect to the performance of any Active Government Contract or has assigned, granted a security interest in, or otherwise conveyed or transferred to any Person any account receivable or other right arising under any Active Government Contract.

(n)               All Government Contract Bids (i) were submitted in the ordinary course of business consistent with past practices of the Company or its Subsidiaries, as applicable, (ii) were based on assumptions believed by the management of the Company or its Subsidiaries, as applicable, to be reasonable, and (iii) subject to such assumptions being fulfilled, would be capable of performance by the Company or its Subsidiary in accordance with the terms and conditions of such Government Contract Bid.

(o)               Neither the Company nor any of its Subsidiaries is currently subject to any “forward pricing rate agreements” as that term is used in FAR 15.407-3.

(p)               Neither the Company nor any of its Subsidiaries has made any disclosure to any Governmental Authority pursuant to any voluntary disclosure agreement or the FAR mandatory disclosure provisions (FAR 9.406-2, 9.407-2 & 52.203-13).

(q)               Neither the Company nor any of its Subsidiaries has held a classified Active Government Contract.

(r)                 The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not require any consent or other action by any Person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or give rise to any right of termination, cancelation or acceleration of any right or obligation of the Company or any Subsidiary or to a loss of any benefit to which the Company or any Subsidiary is entitled under any provision of any Active Government Contract or current Government Contract Bid. Neither the Company nor any of its Subsidiaries has been, or anticipates being awarded, a sole source contract.

(s)                Neither the Company nor any of its Subsidiaries nor any of their principals (as used in the False Claims Act) is using any Intellectual Property developed under any Active Government Contract except as is allowed by such Active Government Contract or applicable law.

(t)                 Neither the Company nor any of its Subsidiaries have credible evidence of a violation of federal criminal law involving the fraud, conflict of interest, bribery, or gratuity provisions found in Title 18 of the U.S. Code, a violation of the civil False Claims Act (31 U.S.C. §§ 3729-3733) or a significant overpayment (other than overpayments resulting from contract financing payments as defined in FAR 32.001) in connection with the award, performance, or closeout of any Active Government Contract. For purposes of this clause, the definitions and guidance found in 73 Fed. Reg. 67064 shall apply.

(u)               To the knowledge of the Company, the Company and its Subsidiaries are in compliance in all material respects with all national security obligations, including the Government’s Provisional Industrial Security Approval (PISA) Sponsorship Program, and any obligations applicable under the National Industrial Security Program Operating Manual, DOD 5220.22-M (February 28, 2006), as amended.

(v)               Neither the Company nor any of its Subsidiaries is currently performing, or has performed, any work for a Governmental Authority without the benefit of a Government Contract or contractual authorization or funding from such Governmental Authority.

(w)             The Company and its Subsidiaries perform no activities and have no relationships with any other Person that could reasonably be expected to result in an organizational conflict of interest with respect to the Active Government Contracts. Neither the

Company nor any of its Subsidiaries have any knowledge of any activities or relationships with Acquiror that would reasonably be expected to result in an organizational conflict of interest as a result of this Agreement.

(x)               The Company and its Subsidiaries are not registered with the Directorate of Defense Trade Controls, U.S. Department of State as entities that engage in the U.S. in the business of either manufacturing or exporting “defense articles” or furnishing “defense services,” as those terms are defined in the ITAR. The Company and its Subsidiaries have not manufactured “defense articles,” exported “defense articles” or furnished “defense services” or “technical data” to foreign persons in the U.S. or abroad, as those terms are defined in 22 C.F.R. part 120, except pursuant to valid licenses or approvals and otherwise in accordance with applicable Law.

(y)               (i) the Company and its Subsidiaries are currently in compliance with, and at all times have been in compliance with, all applicable International Trade Laws and Regulations, and there are no proceedings pending or, to the knowledge of the Company, expected or threatened, between the Company or any of its Subsidiaries and any Governmental Authority under any of the International Trade Laws and Regulations; and (ii) the Company and its Subsidiaries have prepared and timely applied for all import and export licenses required in accordance with all applicable International Trade Laws and Regulations, including but not limited to, the Export Administration Regulations and the trade sanctions administered by the Office of Foreign Assets Control, for the conduct of the Company’s and/or its Subsidiaries’ business.

4.25          Affiliate Transactions. There are no transactions, Contracts, arrangements or understandings or series of related transactions, Contracts, arrangements or understandings (each, an “Affiliate Transaction”), nor are there any of the foregoing currently proposed, that (if proposed but not having been consummated or executed, if consummated or executed) would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act of 1933, as amended (the “Securities Act”).  The Company has made available to Acquiror copies of each Contract or other relevant documentation (including any amendments or modifications thereto) available as of the date of this Agreement with respect to each Affiliate Transaction.

4.26          Anti-Corruption Compliance. Since January 1, 2013, neither the Company nor any of its Subsidiaries nor any of their owners, directors, officers, employees, or, to the knowledge of the Company, agents or representatives while acting on the Company’s behalf, has offered, given, paid, promised, or authorized the giving of anything of value to any Government Official or any other Person in order to obtain, retain, or direct business or to secure an improper advantage, or otherwise violated applicable Anti-Bribery Laws.

4.27          Internal Controls. The Company and its Subsidiaries have established and maintain a system of internal accounting controls over financial reporting. Such internal accounting controls are sufficient to provide reasonable assurance that (i) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP, consistently applied, and (ii) there is prevention or timely detection of the unauthorized acquisition, use or disposition of any material assets.

4.28          Products. Each of the products produced or sold by the Company or any Subsidiary is, and at all times up to and including the sale thereof has been, in compliance in all material respects with all applicable Laws.

4.29          Customers.

(a)                Schedule 4.28(a) sets forth (i) the top ten (10) customers based on the aggregate dollar amount of revenue recognized by the Company with such counterparty during the 2017 calendar year (the “Top Customers”), and (ii) the top ten (10) suppliers of the Company and its Subsidiaries based on the aggregate dollar amount paid to such supplier during the 2017 calendar year (the “Top Suppliers”).

(b)               None of the Top Customers or Top Suppliers has informed any of the Company or any of its Subsidiaries that it will, or, to the knowledge of the Company, has threatened to, terminate, cancel, or, other than in the ordinary course of business, materially limit or materially and adversely modify any of its existing or planned business with the Company or any of its Subsidiaries (other than due to the expiration of an existing contractual arrangement), and to the knowledge of the Company, none of the Top Customers or Top Suppliers is otherwise involved in or threatening, a material dispute against the Company, its Subsidiaries or their respective businesses.

4.30          No Implied Representations. Except as expressly set forth in this Article IV (as modified by the Schedules), neither the Company nor any Person on behalf of Company has made, nor are any of them making, any representation or warranty, written or oral, express or implied, at law or in equity, including with respect to merchantability or fitness for any particular purpose, in respect of the Company or the Company’s business, including any representations or warranties about the accuracy or completeness of any information or documents previously provided, and any other such representations and warranties are hereby expressly disclaimed. Nothing in the foregoing shall limit Acquiror’s or its Subsidiaries’ remedies in the case of Fraud by the Company in connection with the negotiation or execution of this Agreement (it being agreed that any Fraud committed by any director, officer or employee of the Company acting in their capacity or purported capacity as such in connection with the negotiation or execution of this Agreement shall be deemed a Fraud committed by the Company in connection with the negotiation or execution of this Agreement for all purposes under this Agreement).

Article V.
REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB

Except, in the case of Acquiror, as set forth in (i) any Acquiror SEC Documents (excluding any disclosures in any risk factors section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimer and other disclosures that are generally cautionary, predictive or forward-looking in nature), or (ii) in the disclosure letter delivered by Acquiror and Merger Sub to the Company on the date of this Agreement (each section of which, subject to Section 9.8, qualifies the correspondingly numbered and lettered representations in this Article V), Acquiror and Merger Sub represent and warrant to the Company as of the date of this Agreement as follows:

5.1              Corporate Organization. Each of Acquiror and Merger Sub has been duly incorporated and is validly existing as a corporation in good standing (or equivalent status, to the extent that such concept exists) under the laws of its jurisdiction of organization or formation, and has the corporate power and authority to own or lease its properties and assets and to conduct its business as it is now being conducted. Since the date of its incorporation, Merger Sub has not engaged in any activities other than in connection with or as contemplated by this Agreement or in connection with arranging any financing required to consummate the transactions contemplated hereby.

5.2              Due Authorization. The execution, delivery and performance by Acquiror and Merger Sub of this Agreement and the consummation of the transactions contemplated hereby are within their respective corporate powers and have been duly authorized by their respective board of directors, and no other corporate proceeding on their part is necessary to authorize this Agreement. This Agreement has been duly and validly executed and delivered by Acquiror and Merger Sub, and constitutes a valid and binding agreement of Acquiror and Merger Sub enforceable against Acquiror and Merger Sub in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

5.3              Noncontravention. The execution, delivery and performance by Acquiror and Merger Sub of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the certificate of incorporation or bylaws of Acquiror and Merger Sub, (ii) assuming compliance with the matters referred to in Section 5.5, violate any applicable Law, (iii) require any consent or other action by any Person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or give rise to any right of termination, cancelation or acceleration of any material right or obligation of Acquiror and Merger Sub or to a loss of any material benefit to which Acquiror and Merger Sub is entitled under any provision of any agreement or other instrument binding upon Acquiror and Merger Sub, or (iv) result in the creation or imposition of any material Lien on any asset of Acquiror and Merger Sub.

5.4              Litigation. There is no action, suit, investigation or proceeding pending against, or to the knowledge of Acquiror, threatened against or affecting, Acquiror and Merger Sub before any arbitrator or any Governmental Authority which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.

5.5              Governmental Authorization. Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, the execution, delivery and performance by Acquiror and Merger Sub of this Agreement and the consummation of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority other than the filing of a certificate of merger with respect to the

Merger with the Secretary of State of the State of California, and compliance with the applicable provisions of the Securities Act and Exchange Act, and any applicable “blue sky” laws.

5.6              Brokers’ Fees. Except fees described on Schedule 5.6 (which fees shall be the sole responsibility of Acquiror or the Surviving Corporation), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by Acquiror or any of its Affiliates.

5.7              Non-Reliance. Acquiror and Merger Sub expressly acknowledge and agree that, except as set forth in Article IV (as modified by the Schedules) none of Acquiror, Merger Sub or any of their respective representatives is relying on any other representation or warranty of the Company, its Subsidiaries or any other Person, including regarding the accuracy or completeness of any such omission of any material information, whether express or implied. Nothing in the foregoing shall limit Acquiror’s or its Subsidiaries’ remedies in the case of Fraud by the Company in connection with the negotiation or execution of this Agreement (it being agreed that any Fraud committed by any director, officer, or employee of the Company acting in their capacity or purported capacity as such in connection with the negotiation or execution of this Agreement shall be deemed a Fraud committed by the Company in connection with the negotiation or execution of this Agreement for all purposes under this Agreement).

Article VI.
COVENANTS of the parties

6.1              FIRPTA Certificate. On the Closing Date, the Company shall deliver to Acquiror a certificate as specified in Treasury Regulations Section 1.1445-2(c), together with a form of notice to the IRS required under Treasury Regulations Section 1.897-2(h)(2), reasonably acceptable to Acquiror, stating, under penalty of perjury, that the Company is not and has not been a United States real property holding corporation at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, together with written authorization for Acquiror to deliver such certificate and notice to the IRS on behalf of the Company after the Closing.

6.2              Consent Under Company Credit Facility. The Company has provided an executed consent of Wells Fargo Finance, LLC in the form attached hereto as Annex D, which provides for the continuation of the Company Credit Facility following the Effective Time, subject only to the pledge of the Company’s inventory and accounts receivable generated therefrom.

6.3              Director and Officer Liability.

(a)                From and after the Effective Time, Acquiror agrees that it shall cause the Surviving Corporation to, and the Surviving Corporation hereby agrees that it shall, for a period of six years after the Effective Time, indemnify and hold harmless each present and former director and officer of the Company or any of its Subsidiaries in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by applicable Law or provided under the Company’s certificate of incorporation and bylaws in effect on the date hereof. Without limiting the foregoing, Acquiror shall cause the Surviving Corporation to maintain, for a period of not less than six (6) years from the Effective Time, the provisions in its certificate of incorporation, bylaws and other organizational documents concerning elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement.

(b)               For a period of six (6) years from the Effective Time, Acquiror shall cause the Surviving Corporation to maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by the Company’s or any of its Subsidiaries’ directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore made available to Acquiror or its agents or representatives) on terms not materially less favorable than the terms of such current insurance coverage; provided, however, prior to the Effective Time, the Company shall cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six-year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Effective Time.

(c)                Notwithstanding anything contained in this Agreement to the contrary, this Section 6.3 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on all successors and assigns of Acquiror and the Surviving Corporation. In the event that Acquiror or the Surviving Corporation or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Acquiror or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 6.3.

6.4              Employment Matters.

(a)                On the Closing Date, the employees of the Company and its Subsidiaries shall become the employees of the Surviving Corporation and its subsidiaries, (“Continuing Employees”) and until December 31, 2018, Acquiror shall cause the Surviving Corporation to provide each Continuing Employee who has not entered into an employment agreement with the Company as of the date hereof with compensation and benefits (excluding defined benefit pension benefits, severance and long-term incentive or equity compensation) that are substantially comparable in the aggregate to the compensation and benefits provided to similarly situated employees of Acquiror. No provision of this Agreement shall be construed as a guarantee of continued employment of any employee of the Company or any of its Subsidiaries and this Agreement shall not be construed so as to prohibit the Surviving Corporation or any of its Subsidiaries from having the right to terminate the employment of any employee of the Surviving Corporation or any of its Subsidiaries at any time.

(b)               With respect to each benefit plan, program or policy maintained by Acquiror or its Subsidiaries (including the Surviving Corporation) following the Effective Time and in which any of the Continuing Employees participate, and except to the extent necessary to avoid duplication of benefits or where otherwise restricted by an insurance carrier, for purposes of determining eligibility to participate, vesting, accrual of and entitlement to benefits (but not for accrual of or entitlement to pension benefits, post-employment welfare benefits, special or early retirement programs, window separation programs, or similar plans which may be in effect from time to time), service with the Company and its Subsidiaries shall be treated as service with Acquiror and its Subsidiaries.

(c)                Acquiror shall hereby assume the obligations under the Retention Bonus Plan and shall make, or shall cause to be made, any post-Closing bonus payments provided for therein in accordance with the terms of the Retention Bonus Plan.

(d)               Nothing in this Section 6.4 express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, and no provision of this Section 6.4 shall constitute an amendment of, or an undertaking to amend, any Company Benefit Plan. Nothing in this Section 6.4 shall create any obligation on the part of Acquiror or its Affiliates (including the Companies and the Subsidiaries), as applicable, to continue to employ any employee for any definite period following the Closing Date.

(e)                (a) The Company has taken all actions required to terminated any and all Company Benefit Plans intended to qualify as a qualified cash or deferred arrangement under Section 401(a) or Section 401(k) of the Code effective immediately preceding the Effective Time and provided Acquiror with evidence that such plans have been terminated effective immediately prior to the Effective Time pursuant to resolutions duly adopted by the Company’s Board of Directors and any committee thereof whose approval is required in order to terminate any such Company Benefit Plans.

6.5              Support of Transaction. Subject to the terms and conditions of this Agreement, Acquiror, the Holder Representative and the Company agree to use their respective reasonable best efforts to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement.

6.6              Tax Matters.

(a)                Acquiror shall cause the Company and its Subsidiaries to prepare or cause to be prepared and timely file or cause to be timely filed all Tax Returns of the Company and its Subsidiaries that are required to be filed after the Closing Date; provided that all Tax Returns relating to a Pre-Closing Tax Period shall (i) be prepared in a manner consistent with the Company’s and Subsidiaries’ past practices, unless otherwise required by applicable Law, (ii) to the extent such Tax Return is an income Tax Return for the taxable period that includes the Closing Date, include all Transaction Tax Deductions to the maximum extent permitted by applicable Law and (iii) cause any net operating loss of the Company or any of its Subsidiaries for an income Tax year ending on, or deemed to end on, the Closing Date to be carried back to the extent permitted by applicable Law. To the extent that any such Tax Return includes a Pre-Closing Tax Period, and could reasonably be expected to give rise to an indemnity claim by Acquiror under this Agreement, Acquiror shall deliver such Tax Return to the Holder Representative for its review, comment and consent (which consent shall not be unreasonably withheld, conditioned or delayed) within a reasonable period of time prior to the due date for filing such Tax Return, provided that such Tax Return relating to income Taxes shall be delivered no later than thirty (30) days before the due date for filing such Tax Returns. Acquiror shall consider in good faith any reasonable comments provided in writing by the Holder Representative to Acquiror with respect to such Tax Return.

(b)               All transfer, documentary, sales, value added, use, real property, stamp, registration and other similar Taxes, fees and costs (including any associated penalties and interest) (“Transfer Taxes”) incurred in connection with this Agreement, if any, shall be borne fifty percent (50%) by the Pre-Closing Holders and fifty percent (50%) by Acquiror. The party responsible by applicable Law for filing any Tax Return relating to Transfer Taxes shall be responsible for filing such Tax Return and the other party agrees to cooperate with the filing party in the filing of any such Tax Returns with respect to Transfer Taxes, including promptly supplying any information in its possession that is reasonably necessary to complete such Tax Returns.

(c)	Acquiror and the Holder Representative shall reasonably cooperate, and shall cause their respective Affiliates to reasonably cooperate, in connection with the filing of Tax Returns and any action, claim, suit, audit or proceeding regarding Taxes of, or with respect to, the Company or any of its Subsidiaries. Such cooperation shall include the retention of and (upon the other party’s request) the provision of records and information in such party’s possession that is reasonably relevant to any such action, claim, suit, audit or proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Acquiror and the Company agree (and agree to cause their Affiliates, including the Company’s Subsidiaries, to comply with the following) to retain all books and records with respect to Tax matters pertinent to the Company and any of its Subsidiaries relating to any taxable period beginning before the Closing Date until the expiration of the Pre-Closing Holders’ indemnification obligations hereunder with respect to Tax matters, and to abide by all record retention agreements entered into with any Taxing Authority.

(d)               Tax Claims. Acquiror shall promptly, and in any event no more than twenty (20) calendar days following receipt of such notice, notify the Holder Representative in writing upon receipt by the Company or any of its Subsidiaries of a written notice of any Tax Claim; provided, however, no failure or delay by Acquiror to provide notice of a Tax Claim shall reduce or otherwise affect the rights of Acquiror to indemnification hereunder except to the extent the defense against such Tax Claim is materially prejudiced thereby. Such notice shall include a copy of the relevant portion of any correspondence received from the relevant Governmental Authority and describe in reasonable detail the nature of such Tax Claim.

(i)                 The Holder Representative (on behalf of the Pre-Closing Holders) shall have the right to control the conduct of any Tax Claim that relates solely to a Pre-Closing Tax Period (a “Pre-Closing Holders’ Tax Claim”) at its own expense with counsel reasonably acceptable to Acquiror; provided that, if the Holder Representative elects to control such Tax Claim (i) the Holder Representative shall keep Acquiror reasonably informed regarding the progress and substantive aspects of such Tax Claim, (ii) Acquiror shall be entitled at its expense to participate in such Tax Claim, and (iii) the Holder Representative shall not compromise or settle such Tax Claim without obtaining Acquiror’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

(ii)               With respect to any Tax Claim that the Holder Representative does not or cannot elect to control pursuant to Section 6.6(d)(ii), Acquiror shall have the right to control the conduct and defense of any such Tax Claims; provided Acquiror shall keep the Holder Representative reasonably informed regarding the progress and substantive aspects of any such Tax Claim, the Holder Representative shall be entitled at its expense to participate in such Tax Claims that could reasonably be expected to give rise to indemnification under Section 8.2 and Acquiror shall not compromise or settle any such Tax Claim without obtaining the Holder Representative’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

(e)                The Pre-Closing Holders will be entitled, based on their respective Applicable Percentage, to all refunds of Tax of the Company or any of its Subsidiaries for taxable periods or partial taxable periods ending on or before the Closing Date or any credits or reductions of Tax in lieu of such refunds (but excluding any refunds to the extent included in the calculation of Closing Date Net Working Capital or any refunds resulting from the carryback of a Tax asset from a Post-Closing Tax Period); provided that such amounts shall be net of: (i) any out-of-pocket costs and expenses incurred in obtaining such refund, credit or reduction of Taxes (including all out-of-pocket fees and expenses of counsel, accountants, experts and consultants to the Company and any of its Subsidiaries) and any Taxes imposed on the receipt of such refund and (ii) any Tax required to be withheld or deducted on such amount, and provided that any refund, credit or reduction of Tax related to a Straddle Period shall be prorated based upon the methodology set forth in the definition of Pre-Closing Taxes (each a “Pre-Closing Tax Refund”). If Acquiror, the Surviving Corporation, any of its Subsidiaries or any of their Affiliates receives any Pre-Closing Tax Refund to which the Pre-Closing Holders are entitled pursuant to this Section 6.6(e), Acquiror or the Surviving Corporation will, within fifteen (15) calendar days after receipt of such Pre-Closing Tax Refund, pay (or cause their respective Affiliates to pay) the entire amount of such Pre-Closing Tax Refund (including interest only to the extent a Governmental Authority actually paid or credited Acquiror, the Surviving Corporation, any of its Subsidiaries or an Affiliate for interest with respect to such refund) based upon each Pre-Closing Holder’s Applicable Percentage of any Pre-Closing Tax Refund, to the account or accounts designated in writing by the applicable Pre-Closing Holder pursuant to Section 3.3 or to the Surviving

Corporation for further, prompt payment to applicable Pre-Closing Holders in respect of their Options through the Surviving Corporation’s payroll system (or the Surviving Corporation’s accounts payable system with respect to Non-Employee Options). Upon reasonable request from the Holder Representative, Acquiror shall cause the Surviving Corporation to file an amended Tax Return (or application for refund or any other required filing) in order to obtain any Pre-Closing Tax Refund, and any Tax Returns filed pursuant to this Section 6.6(e) shall be subject to the review, comment, and consent procedures that apply to Tax Returns prepared and filed in accordance with Section 6.6(a). Without limiting the preceding sentence, Acquiror shall (and the Holder Representative shall be deemed to have made a request for Acquiror to) cause the Surviving Corporation and each of its applicable Subsidiaries to prepare and file IRS Form 4466 for a refund of applicable estimated income Taxes paid in respect of the income Tax year ending on the Closing Date, if applicable, no later than thirty (30) days after the Closing Date. For the avoidance of doubt, in no event shall Acquiror, Company, Surviving Company, any of its Subsidiaries or Affiliates be required to make any payment under this Section 6.6(e) in respect of the carryforward of any Tax asset from any Pre-Closing Tax Period to any Post-Closing Tax Period.

(f)                Without the prior written consent of the Holder Representative (which consent shall not be unreasonably withheld, conditioned or delayed), Acquiror will not (and will not permit the Surviving Corporation, or any of its Subsidiaries, to do any of the following): (i) except for Tax Returns that are filed in accordance with Section 6.6(a) or Section 6.6(e), file or amend or permit the Surviving Corporation or any of its Subsidiaries to file or amend any Tax Return of the Company or any of its Subsidiaries relating to a taxable period (or portion thereof) ending on or prior to the Closing Date, (ii) with respect to Tax Returns filed pursuant to Section 6.6(a), after the date such Tax Returns are filed pursuant to Section 6.6(a), amend or permit the Surviving Corporation or any of its Subsidiaries to amend any such Tax Return, (iii) submit a voluntary disclosure application to any Taxing Authority or otherwise participate in any voluntary disclosure program (or similar procedure) that relates to Taxes of the Company or any of its Subsidiaries, with respect to a taxable period, or portion thereof, ending on or before the Closing Date or (iv) make or change any election or change any method of accounting with respect to Taxes with retroactive effect to a taxable period (or portion thereof) ending on or prior to the Closing Date for the Company or any of its Subsidiaries; in each case, unless required by applicable Law (as determined in good faith by Acquiror or its Affiliates, provided that Acquiror or its Affiliates shall have consulted in good faith with the Holder Representative regarding the requirements of applicable Law before taking any action pursuant to this Section 6.6(f)); provided that the restrictions in clauses (i) through (iv) of this sentence shall apply only to the extent that such action would have the effect of increasing the amount by which the Pre-Closing Holders will be required to indemnify the Acquiror Indemnified Parties under Section 8.2 of this Agreement, or decreasing the amount of Pre-Closing Tax Refunds to which the Pre-Closing Holders would be entitled to pursuant to Section 6.6(e).

(g)               Tax Treatment. Except as may be required pursuant to a “determination” (as defined in Section 1313 of the Code or any similar provision of state, local, or foreign

Tax Law), for all applicable Tax purposes, the parties to this Agreement agree to, and no party shall take any action or filing position inconsistent with, the following Tax treatment of the items specified below:

(i)                 Holder Representative Expense Fund. The Holder Representative Expense Fund shall be treated as having been received and voluntarily set aside by the Pre-Closing Holders on the Closing Date. For the avoidance of doubt, any applicable withholding Taxes in respect of the portion of the Holder Representative Expense Fund borne by a Pre-Closing Holder shall be withheld from such Pre-Closing Holder’s share of the consideration paid in connection with the Closing, and any portion of the Holder Representative Expense Fund remaining that is returned to Pre-Closing Holders shall not be subject to information reporting or Tax withholding a second time.

(ii)               Post-Closing Payments.

(A)            The contingent rights of the Pre-Closing Holders to their portion of the Earnout Payment (as set forth on the Allocation Schedule) and Applicable Percentages of the Indemnification Escrow Funds, Purchase Price Escrow Funds and any Pre-Closing Tax Refunds (“Post-Closing Payments”) in respect of their Company Stock or Company Warrants (i) shall be treated as deferred contingent purchase price potentially eligible for installment sale treatment under Section 453 of the Code and any corresponding provision of state, local or non-U.S. Law as appropriate, and (ii) if and to the extent any such amount is released or paid in respect of Company Stock or Company Warrants, interest may be imputed on such amount if required by Section 483 or 1274 of the Code.

(B)            Acquiror shall be treated as the owner of the Indemnification Escrow Funds, and all interest and earnings from the investment and reinvestment of the Indemnification Escrow Funds, or any portion thereof, shall be allocable to Acquiror pursuant to Section 468B(g) of the Code and Proposed Treasury Regulations Section 1.468B-8.

(C)            In no event shall (1) the aggregate Indemnification Escrow Funds paid to a Pre-Closing Holder in respect of Company Stock or Company Warrants exceed an amount equal to (x) such Pre-Closing Holder’s Applicable Percentage of the Indemnification Escrow Amount attributable to the Pre-Closing Holder’s Company Stock or Company Warrants multiplied by (y) the greater of (a) one hundred five percent (105%) or (b) one hundred percent (100%) plus five (5) times the “Federal mid-term rate” as defined in Section 1274(d)(1) of the Code (expressed as a percentage) in effect at the time the Indemnification Escrow Amount is funded, (2) the aggregate Earnout Payments paid to a Pre-Closing Holder in respect of Company Stock or Company Warrants exceed the Maximum Earnout Payment or (3) the aggregate amount of Pre-Closing Tax Refunds paid to a Pre-Closing Holder in respect of Company Stock or Company Warrants exceed $250,000. The preceding sentence is intended to ensure that the rights of the applicable Pre-Closing Holders to the Post-Closing Payments are not treated as contingent payments without a stated maximum selling price under Code Section 453 and the Treasury Regulations promulgated thereunder. For the avoidance of doubt, the limitation in this Section 6.6(g)(iii)(C) shall not apply to amounts payable in respect of Options.

(iii)             Any payments of cash Merger Consideration or Post-Closing Payments made in respect of Options shall be treated for Tax purposes as compensation paid and deducted by the Company, as and when received by the recipient thereof (which, for the avoidance of doubt, shall be the Closing Date with respect to amounts payable in respect of Canceled Options pursuant to Section 3.1(d)(ii) at or in connection with Closing and the Holder Representative Fund, and when released to the holder in the case of any Post-Closing Payments). The payment of such amounts (i) shall be net of any Taxes withheld pursuant to Section 3.7, (ii) shall, in case of payments made in respect of Employee Options, be paid through the Company’s standard payroll procedures and reported on IRS Form W-2, and (iii) shall, in the case of payments made in respect of Non-Employee Options, be paid through the Company’s standard accounts payable procedures and reported on IRS Form 1099-MISC.

6.7              Exchange Agent Agreement. . Prior to the Effective Time, Acquiror shall enter into an agreement with the Exchange Agent in substantially the form attached hereto as Annex G (the “Exchange Agent Agreement”). Without limitation of any other provision under this Agreement, the Company agrees to deliver the Record Equityholders List and other deliverables required of the Company to the Exchange Agent as provided in the Exchange Agent Agreement. The Holder Representative will reasonably cooperate with Acquiror and execute and deliver such other documents, certificates, agreements, information and other writings in their possession and to use reasonable efforts to take such other actions as may be necessary or desirable as Acquiror reasonably requests in order to fulfill its obligations under the Exchange Agent Agreement; provided, further, that the Holder Representative shall use reasonable efforts to assist Acquiror in the preparation and calculation of any withholding taxes pursuant to Section 1.7 of the Exchange Agent Agreement.

Article VII.
HOLDER REPRESENTATIVE

7.1              Designation and Replacement of Holder Representative. The parties have agreed that it is desirable to designate a representative to act on behalf of holders of the Company Securities for certain limited purposes, as specified herein (the “Holder Representative”). The parties have designated Fortis Advisors LLC as the initial Holder Representative, true and lawful attorney-in-fact and exclusive agent of the Pre-Closing Holders, and approval of this Agreement by the holders of Company Stock shall constitute ratification and approval of such designation. The Holder Representative may resign at any time, and the Holder Representative may be removed by the vote of Persons which (a) collectively owned more than fifty percent (50%) of the Aggregate Fully-Diluted Common Shares immediately prior to the Effective Time or (b) in the case of a termination of this Agreement, own more than fifty percent (50%) of the Aggregate

Fully-Diluted Common Shares at the time of termination (the “Majority Holders”). In the event that a Holder Representative has resigned or been removed, a new Holder Representative shall be appointed by a vote of the Majority Holders, such appointment to become effective upon the written acceptance thereof by the new Holder Representative. The immunities and rights to indemnification herein shall survive the resignation or removal of the Holder Representative or any member of the Advisory Group and the Closing and/or any termination of this Agreement and the Escrow Agreement.

7.2              Authority and Rights of the Holder Representative; Limitations on Liability. The Holder Representative shall have such powers and authority as are necessary to carry out the functions assigned to it under this Agreement, the Escrow Agreement and the Holder Representative Engagement Agreement; provided, however, that the Holder Representative shall have no obligation to act on behalf of the holders of Company Securities, except as expressly provided herein, in the Escrow Agreement and in the Holder Representative Engagement Agreement and for purposes of clarity, there are no obligations of the Holder Representative in any ancillary agreement, schedule, exhibit or the Schedules. Without limiting the generality of the foregoing, the Holder Representative shall have full power, authority and discretion to (a) after the Closing, negotiate and enter into amendments to this Agreement and the Escrow Agreement for and on behalf of the Pre-Closing Holders, (b) preside over any disputes, (c) administer the release and disbursement of the Indemnification Escrow Funds pursuant to Section 8.7. and (d) do or refrain from doing any further act or deed on behalf of the Pre-Closing Holders which the Holder Representative deems necessary or appropriate in its sole discretion relating to the subject matter of this Agreement and the Escrow Agreement. Certain Pre-Closing Holders have entered into an engagement agreement (the “Holder Representative Engagement Agreement”) with the Holder Representative to provide direction to the Holder Representative in connection with its services under this Agreement, the Escrow Agreement and the Holder Representative Engagement Agreement (such Pre-Closing Holders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). Neither the Holder Representative nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Holder Representative Group”) shall have any liability to Acquiror, the Company or any holder of Company Securities with respect to actions taken or omitted to be taken in its capacity as the Holder Representative, except, with respect to the Acquiror, if such action or omission constitutes fraud, bad faith or willful misconduct on the part of the Holder Representative or results in a breach of a covenant or agreement expressly made by the Holder Representative to Acquiror in this Agreement. The Holder Representative shall at all times be entitled to rely on any directions received from the Advisory Group. The Holder Representative shall be entitled to engage such counsel, experts and other agents and consultants as it shall deem necessary in connection with exercising its powers and performing its function hereunder and (in the absence of bad faith on the part of the Holder Representative) shall be entitled to conclusively rely on the opinions and advice of such Persons.

7.3              Indemnification of Holder Representative Group; Reimbursement Procedures. The Holder Representative shall be entitled to reimbursement from the Pre-Closing Holders for all reasonable losses, claims, damages, liabilities, fees, costs, judgments, fines, amounts paid in settlement expenses, disbursements and advances (including fees and disbursements of its counsel, accountants, experts and other agents, professional and consultants and costs in connection with seeking recovery from insurers) incurred by the Holder Representative in such capacity (collectively, the “Holder Representative Expenses”). The Pre-Closing Holders shall indemnify, defend and hold harmless the Holder Representative Group from and against any and all Holder Representative Expenses arising out of actions taken or omitted to be taken in its capacity as the Holder Representative (except for those arising out of the Holder Representative’s gross negligence or willful misconduct), including the costs and expenses of investigation and defense of claims. Such Holder Representative Expenses may be recovered first, from the Holder Representative Expense Fund, second, from any distribution of the Indemnification Escrow Funds or Earnout Payment otherwise distributable to the Pre-Closing Holders at the time of distribution, and third, directly from the Pre-Closing Holders on a several (but not joint) basis in accordance with such holder’s Applicable Percentage of any such expenses. The Pre-Closing Holders acknowledge that the Holder Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement, the Escrow Agreement or the transactions contemplated hereby or thereby. Furthermore, the Holder Representative shall not be required to take any action unless the Holder Representative has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Holder Representative against the costs, expenses and liabilities which may be incurred by the Holder Representative in performing such actions.

7.4              Holder Representative Expense Fund. Upon the Closing, Acquiror shall wire to the Holder Representative Five Hundred Thousand Dollars ($500,000) (the “Holder Representative Expense Fund Amount”). The Holder Representative Expense Fund Amount shall be held by the Holder Representative in a segregated client account and shall be used (a) for the purposes of paying directly or reimbursing the Holder Representative for any Holder Representative Expenses incurred pursuant to this Agreement, the Escrow Agreement or the Holder Representative Engagement Agreement, or (b) as otherwise determined by the Advisory Group (the “Holder Representative Expense Fund”). The Holder Representative is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Holder Representative Expense Fund other than as a result of its gross negligence or willful misconduct. The Holder Representative is not acting as a withholding agent or in any similar capacity in connection with the Holder Representative Expense Fund, and has no tax reporting or income distribution obligations. The Pre-Closing Holders will not receive any interest on the Holder Representative Expense Fund and assign to the Holder Representative any such interest. Subject to Advisory Group approval, the Holder Representative may contribute funds to the Holder Representative Expense Fund from any consideration otherwise distributable to the Pre-Closing Holders. As soon as reasonably determined by the Holder Representative that the Holder Representative Expense Fund is no longer required to be withheld, the Holder Representative shall distribute the remaining Holder Representative Expense Fund (if any) to the Exchange Agent for further distribution to the Pre-Closing Holders in accordance with each such holder’s Applicable Percentage of the remaining Holder Representative Expense Fund; provided, however, that any payment with respect to Canceled Options shall be made by the Exchange Agent to the Surviving Corporation for onward payment through the Surviving Corporation’s payroll or accounts payable procedures in accordance with Section 6.6(g)(iii).

7.5              Reliance by Holder Representative. The Holder Representative shall be entitled to: (a) rely upon on the Allocation Schedule, (b) rely upon any signature believed by it to be genuine, and (c) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Pre-Closing Holder or other party.

7.6              Binding on Pre-Closing Holders’ Successors. The powers, immunities and rights to indemnification granted to the Holder Representative Group hereunder: (a) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of any Pre-Closing Holder and shall be binding on any successor thereto, and (b) shall survive the delivery of an assignment by any Pre-Closing Holder of the whole or any fraction of his, her or its interest in the Indemnification Escrow Funds. All actions taken by the Holder Representative under this Agreement, the Escrow Agreement or the Holder Representative Engagement Agreement shall be binding upon each Pre-Closing Holder and such Pre-Closing Holder’s successors as if expressly confirmed and ratified in writing by such Pre-Closing Holder, and all defenses which may be available to any Pre-Closing Holder to contest, negate or disaffirm the action of the Holder Representative taken in good faith under this Agreement, the Escrow Agreement or the Holder Representative Engagement Agreement are waived.

Article VIII.
INDEMNIFICATION

8.1              Survival. Each representation and warranty of the Company set forth in Article IV and of Acquirer set forth in Article V will survive the Closing and continue in full force and effect for twelve (12) months after the Closing Date; provided that (a) the representations and warranties of the Company in (i) Section 4.22 (Intellectual Property) will continue in full force and effect for twenty-four (24) months after the Closing Date, (ii) Sections 4.1 (Corporate Existence and Power), 4.2 (Corporate Authorization), 4.3 (Governmental Authorization), 4.5(a) (Capitalization), 4.5(b) (Capitalization), 4.6 (Subsidiaries) and 4.17 (Brokers’ Fees) shall survive until the expiry of the applicable statute of limitations period, and (iii) Section 4.16 (Taxes) shall survive until thirty (30) days following the expiry of the applicable statute of limitation period for Taxes (taking into account any extensions or waivers thereof); (b) the representations and warranties of Acquiror in Sections 5.1 (Corporate Organization, 5.2 (Due Authorization), 5.5 (Governmental Authority) and 5.6 (Brokers’ Fees) shall survive until the expiry of the applicable statute of limitations period; and (c) any covenant or agreement of the Company or Acquiror and Merger Sub, as applicable, contained in this Agreement shall survive until such covenant or agreement is performed or for the shorter period explicitly specified therein (each such time period, the applicable “Survival Expiration Date”).

8.2              Indemnification.

(a)                Subject to Section 8.4, from and after the Effective Time and until and through the applicable Survival Expiration Date, each Pre-Closing Holder shall, on a several (but not joint) basis, and in accordance with such Pre-Closing Holder’s Applicable Percentage, indemnify, defend and hold harmless the Acquiror and its Subsidiaries (collectively, the “Acquiror Indemnified Parties”), for any and all Damages to the extent arising from:

(i)                 any breach of any Fundamental Representation or any other representation or warranty the Company has made in Article IV of this Agreement (collectively, a “Company Warranty Breach”) (provided that any qualification or exception relating to materiality or Company Material Adverse Effect shall be disregarded for purposes of determining the amount of any Damages and, except in the case of the terms “Material Contract”, “material Permit”, “material insurance policies”, “material Trademarks” or with respect to Section 4.8, Section 4.9, Section 4.10, or Section 4.14(a), for purposes of determining whether such representation or warranty has been breached),

(ii)               any breach by the Company of any covenant or agreement of the Company in this Agreement,

(iii)             any legal proceeding by any holder of Company Securities against Acquiror or the Company or their respective Subsidiaries, officers or directors, in each case, with respect to any Dissenting Shares or any inaccuracy, omission or miscalculation in the Allocation Schedule,

(iv)             any Pre-Closing Taxes, provided, however, that the Acquiror Indemnified Parties shall not be entitled to indemnification under this Agreement for any Taxes (A) resulting from an election under Section 336(e) or Section 338 of the Code with respect to the Merger, (B) included in the calculation of Merger Consideration, (C) resulting from any transactions occurring on the Closing Date after the Closing that are outside the ordinary course of business (other than as explicitly contemplated by this Agreement), or (D) directly attributable to a breach by any of the Acquiror Indemnified Parties of an obligation under Section 6.6, and

(v)               any Fraud by the Company in connection with the negotiation or execution of this Agreement (it being agreed that any Fraud committed by any director, officer, or employee of the Company acting in their capacity or purported capacity as such in connection with the negotiation or execution of this Agreement shall be deemed a Fraud committed by the Company in connection with the negotiation or execution of this Agreement for all purposes under this Agreement).

(b)               Subject to Section 8.4, from and after the Effective Time and until and through the applicable Survival Expiration Date, Acquiror shall indemnify, defend and hold the Holder Representative and the Pre-Closing Holders and their respective officers, managers, directors, agents and other representatives (collectively, the “Seller Indemnified Parties”) harmless for any and all Damages to the extent arising from (i) any breach of any representation or warranty Acquiror or Merger Sub has made in Article V of this Agreement (an “Acquiror Warranty Breach”) (provided that any qualification or exception relating to materiality shall be disregarded for purposes of determining the amount of any Damages and for purposes of determining whether such representation or warranty has been breached) or (ii) any breach by Acquiror or Merger Sub of any covenant or agreement of Acquiror or Merger Sub in this Agreement.

8.3              Indemnification Claim Procedures.

(a)                The party seeking indemnification under Section 8.2 (the “Indemnified Party”) agrees to give prompt notice in writing to the party against whom indemnity is to be sought (the “Indemnifying Party”) of the assertion of any claim or the commencement of any suit, action or proceeding by any third party (an “Indemnification Claim”) in respect of which indemnity may be sought under such Section. Such notice shall set forth in reasonable detail the material facts known to the Indemnified Party giving rise to such claim and setting forth the specific basis for indemnification, and a good faith estimate (if reasonably available) of the amount of all Damages to which such Indemnified Party claims to be entitled to receive under this Article VIII (taking into account the information then available to the Indemnified Party). The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have materially and adversely actually prejudiced the Indemnifying Party.

(b)               The Indemnified Party shall be entitled to control the defense of such Indemnification Claim through counsel of its choice (with the reasonable fees and expenses of its counsel considered “Damages” for the purposes of this Agreement), and the Indemnifying Party shall be entitled to participate in the defense of any such Indemnification Claim, and appoint counsel of its choice, in each case, at its own expense.

(c)                If the Indemnified Party assumes the defense of any such claims or proceeding pursuant to this Section 8.3 and proposes to settle such claims or proceeding prior to a final judgment thereon or to forgo any appeal with respect thereto, then the Indemnified Party shall give the Indemnifying Party prompt written notice thereof and the Indemnifying Party shall have the right to participate in the settlement; provided, however, that any settlement to which the Indemnified Party agrees to without the prior written consent of the Indemnifying Party shall not be determinative, in and of itself, of the existence of an indemnifiable claim or the amount of Damages relating to such matter.

(d)               The provisions of this Section 8.3 shall not apply to Tax Claims and Section 6.6 shall control with respect to the conduct and resolution of any Tax Claim.

8.4              Limitations on Indemnification Liability. Notwithstanding any provision of this Agreement to the contrary, any claims an Indemnified Party makes under this Article VIII will be limited as follows:

(a)                Source and Order of Recovery. Subject to Section 8.4(b), if there is determined to be Damages owing to an Acquiror Indemnified Party as a result of indemnification under this Article VIII (i) any such Damages shall first be paid out of the then-remaining Indemnification Escrow Funds and (ii) if the amount then-remaining in the

Indemnification Escrow Funds is insufficient to satisfy in full any Damages owing to an Acquiror Indemnified Party, then the Acquiror Indemnified Party shall be entitled to recourse directly against the Pre-Closing Holders on a several (but not joint) basis for the amount of such Pre-Closing Holder’s Applicable Percentage of the Damages not paid from the Indemnification Escrow Funds; provided, however, no Pre-Closing Holder shall have any liability to the Acquiror Indemnified Parties for Damages under this Agreement with respect to any Company Warranty Breach in excess of the Indemnification Escrow Funds, except solely (A) in the case of any Fraud by the Company in connection with the negotiation or execution of this Agreement and (B) with respect to any breaches of the Fundamental Representations.

(b)               Limitation on Aggregate Liability.

(i)                 Notwithstanding anything to the contrary set forth in this Agreement and subject to Section 8.4(a), the aggregate liability of Pre-Closing Holders under this Agreement shall not exceed the Merger Consideration actually paid to the Pre-Closing Holders pursuant to Section 3.1(d), provided, that the aggregate liability of Pre-Closing Holders for any breach of the Fundamental Representations set forth in Section 4.22 (Intellectual Property) (except in the case of any Fraud by the Company in connection with the negotiation or execution of this Agreement) shall not exceed Fifteen Million Dollars ($15,000,000). No Pre-Closing Holder shall have liability with respect to the Fraud of any other Pre-Closing Holder in connection with the negotiation or execution of this Agreement (other than Fraud committed by any director, officer, or employee of the Company acting in their capacity or purported capacity as such in connection with the negotiation or execution of this Agreement, it being agreed that any Fraud or Misrepresentation committed by such Person shall be deemed a Fraud or Misrepresentation committed by the Company in connection with the negotiation or execution of this Agreement).

(ii)               Notwithstanding anything to the contrary set forth in this Agreement, (A) the aggregate liability of Acquiror under this Agreement following the Closing for any Damages arising out of an Acquiror Warranty Breach (other than a breach of Sections 5.1 (Corporate Organization), 5.2 (Due Authorization), 5.5 (Governmental Authorization) and 5.6 (Brokers’ Fees)) shall not exceed ten percent (10%) of the Merger Consideration that is payable on the Closing Date, and (B) the aggregate liability of Acquiror following the Closing for the matters set forth in Sections 8.2(b)(i) and 8.2(b)(ii) shall not exceed the Merger Consideration that is payable on the Closing Date.

(c)                Claims Deductible.

(i)                 The Acquiror Indemnified Parties shall only be entitled to indemnification pursuant to this Article VIII with respect to Indemnification Claims made with respect to Company Warranty Breaches (other than (x) in the case of any Fraud by the Company in connection with the negotiation or execution of this

Agreement or (y) any representation and warranty of the Company set forth in Section 4.16 (Taxes) to the extent the aggregate amount of all Damages (excluding costs and expenses of Acquiror Indemnified Parties incurred in connection with making such claim under this Agreement) incurred by the Acquiror Indemnified Parties for which the Acquiror Indemnified Parties are entitled to indemnification pursuant to this Article VIII for all such Indemnification Claims exceeds Three Hundred Seventy-Five Thousand Dollars ($375,000) (the “Basket Amount”). Once the Basket Amount is exceeded, if at all, the Acquiror Indemnified Parties shall only be entitled to indemnification for such Damages to the extent Damages in respect of all such Indemnification Claims exceed the Basket Amount.

(ii)               The Seller Indemnified Parties shall not be entitled to indemnification pursuant to this Article VIII with respect to any Indemnification Claim made with respect to an Acquiror Warranty Breach unless and until the aggregate amount of all Damages incurred by the Seller Indemnified Parties for which the Seller Indemnified Parties are entitled to indemnification pursuant to this Article VIII for all such Indemnification Claims exceeds the Basket Amount (excluding costs and expenses of Seller Indemnified Parties incurred in connection with making such claim under this Agreement). Once the Basket Amount is exceeded, if at all, the Seller Indemnified Parties shall only be entitled to indemnification for such Damages to the extent Damages in respect of all such Indemnification Claims exceed the Basket Amount.

(d)               Consequential, Punitive and Certain Other Damages. No Indemnified Party shall be entitled to indemnification for any (i) special, punitive or exemplary damages, other than as actually paid to a third party, or (ii) any lost profits, consequential, indirect or incidental damages, except to the extent such damages are actually paid to a third party.

(e)                Effect of Knowledge. The right to indemnification pursuant to this Article VIII will not be affected by any investigation conducted with respect to or any knowledge or information acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or agreement (other than disclosures made in the Schedules). The waiver of any condition based on the accuracy of any representation or warranty or on the performance of or compliance with any covenant or agreement, will not affect the right to indemnification pursuant to this Article VIII.

(f)                No Duplicate Claims. In the event an Acquiror Indemnified Party or Seller Indemnified Party, as the case may be, recovers Damages in respect of an Indemnification Claim, no other Acquiror Indemnified Party or Seller Indemnified Party, as applicable, may recover the same Damages in respect of an Indemnification Claim under this Agreement.

8.5              Tax Treatment. All amounts paid with respect to Indemnification Claims under this Agreement shall be treated by the parties hereto for all Tax purposes as adjustments to the Merger Consideration to the extent permitted by applicable Law.

8.6              Indemnification Sole and Exclusive Remedy. Following the Closing, except in the case of Fraud by the Company in connection with the negotiation or execution of this Agreement, adjustments to the Merger Consideration in accordance with Section 3.4 and this Article VIII shall be the sole and exclusive remedy of the parties and any parties claiming by or through any party (including the Indemnified Parties) related to or arising from this Agreement and the transactions contemplated by this Agreement.

8.7              Release of Escrow. The Escrow Agreement shall specify that the remaining Indemnification Escrow Funds (if any) shall be released to the Exchange Agent for onward distribution to the applicable Pre-Closing Holders (and to the Surviving Corporation, for onward payment to applicable Pre-Closing Holders in respect of Canceled Options, in the manner provided in Section 3.2(e)) in accordance with such holders’ relative Applicable Percentages on the first (1st) Business Day following the twelve (12) month anniversary of the Closing Date (“Escrow Release Date”); provided, however, that if any claim pursuant to Article VIII shall have been properly asserted by any Acquiror Indemnified Party in accordance with this Agreement on or prior to the applicable Survival Expiration Date and remain pending on the Escrow Release Date (any such claim, a “Pending Claim”), (i) the Indemnification Escrow Funds released to the Exchange Agent for onward distribution to the applicable Pre-Closing Holders (and to the Surviving Corporation, in respect of Canceled Options) shall be the amount of Indemnification Escrow Funds then held by the Escrow Agent, minus the aggregate amount of such Pending Claim and (ii) any funds that remain in the Indemnification Escrow Fund following the Escrow Release Date in respect of any such Pending Claim shall be, as applicable, (A) used to satisfy any amounts owed to the Acquiror Indemnified Parties pursuant to this Article VIII, or (B) released to the applicable Pre-Closing Holders (or to the Surviving Corporation, in respect of Canceled Options) entitled to receive the Merger Consideration in accordance with such holders’ relative Applicable Percentages promptly upon resolution or (if applicable) satisfaction of such Pending Claim. In each case, in which this Section 8.7 provides for the release of Indemnification Escrow Funds, each of Acquiror and the Holder Representative shall promptly submit joint written instructions to the Escrow Agent instructing the Escrow Agent and the Exchange Agent to distribute the Indemnification Escrow Funds in accordance with this Section 8.7 and the Escrow Agreement.

Article IX.
MISCELLANEOUS

9.1              Waiver; Termination; Cumulative Remedies.

(a) Any provision of this Agreement may be waived if, but only if, such waiver is in writing and is signed by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(b) This Agreement may be terminated by notice in writing by either Acquiror or the Company if the Merger has not been consummated on or before the date that is one Business Day following the execution and delivery of this Agreement by all parties, provided that a party shall not be entitled to terminate this Agreement if that party’s breach of this Agreement has prevented the consummation of the transactions contemplated hereby at or prior to such time.

(c) Except as set forth in Article VIII, no remedy conferred by any of the provisions of this Agreement is intended to be exclusive of any other remedy which is otherwise available at Law, by statute or otherwise, and each and every other remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law, in equity, by statute or otherwise. The election of any one or more of such remedies by any of the parties shall not constitute a waiver by such party of the right to pursue any other available remedies.

9.2              Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by email (if receipt is confirmed and excluding any automated reply, such as out-of-office notifications), addressed as follows; provided that any notices deliverable to the Holder Representative shall be delivered solely via facsimile (with confirmation of receipt) or email (if receipt is confirmed and excluding any automated reply, such as out-of-office notifications):

(a)	If to Acquiror or Merger Sub, to:

SMART Global Holdings, Inc.

c/o SMART Modular Technologies, Inc.
39870 Eureka Dr, Newark,

CA 94560
Attention: Bruce Goldberg
Email: Bruce.Goldberg@smartm.com

with a copy to:

Davis Polk & Wardwell LLP
1600 El Camino Real
Menlo Park, CA 94025
Attention: Alan F. Denenberg
Email: alan.denenberg@davispolk.com

(b)	If to the Company, prior to the Closing, to: Penguin Computing, Inc. 45800 Northport Loop W, Fremont,

CA 94538, USA

Attention: Tom Coull
Email: tcoull@penguincomputing.com

with a copy to:

Cooley LLP
101 California St, San Francisco,

CA 94111

Attention: Craig Jacoby
Email: cjacoby@cooley.com

(c)	If to the Holder Representative, to: Fortis Advisors LLC Attention: Notices Department

Facsimile: (858) 408-1843
Email: notices@fortisrep.com

with a copy to:

Cooley LLP
101 California St, San Francisco,

CA 94111

Attention: Craig Jacoby
Email: cjacoby@cooley.com

or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.

9.3              Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties, provided that Acquiror may assign this Agreement and any or all rights or obligations of Acquiror, in whole or in part, hereunder to (a) any Affiliate of Acquiror, or (b) any Person providing financing to Acquiror for the Merger Consideration and Post-Closing Payments, as collateral security or otherwise; provided, further, that no such assignment shall relieve such party of any of its obligations under this Agreement. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

9.4              Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing (i) following the Closing, the past, present and future officers and directors of the Company (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 6.3, and (ii) from and after the Effective Time, the Pre-Closing

Holders (and their successors, heirs and representatives) shall be intended third-party beneficiaries of, and may enforce, Article II and Article III.

9.5              Expenses. Except as otherwise set forth herein, each party hereto shall bear its own expenses incurred in connection with this Agreement and the transactions herein contemplated whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants. Acquiror shall pay one hundred percent (100%) of the fees and expenses incurred with engaging the Exchange Agent.

9.6              Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the laws of the State of California, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction, provided that any provisions of this Agreement which relate to the fiduciary duties of Acquiror’s directors which arise under the Laws of Cayman Islands shall be governed by and in accordance with the Laws of Cayman Islands.

9.7              Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

9.8              Schedules and Annexes. The Schedules and Annexes referenced herein are a part of this Agreement as if fully set forth herein. Except to the extent expressly provided otherwise in this Agreement, the disclosures in the Schedules shall relate only to the representations and warranties in the section or sub-section of this Agreement to which each schedule expressly refers to and no other representation or warranty; provided, however, that any information disclosed under any section or sub-section of the Schedules shall be deemed to be disclosed and incorporated in any other section or subsection of the Schedules where it is readily apparent on the face of such disclosure (without reference to the underlying documentation and without the need for investigation or inquiry by the Acquiror or Merger Sub) that such disclosure is applicable to such other section or sub-section.

9.9              Entire Agreement. This Agreement (together with the Schedules and Annexes to this Agreement) and that certain Confidentiality Agreement dated as of September 25, 2017 between Acquiror and the Company (the “Confidentiality Agreement”) constitute the entire agreement among the parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby.

9.10          Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement by the parties to this Agreement and which makes reference to this Agreement.

9.11          Publicity. All press releases or other public communications of any nature whatsoever relating to the transactions contemplated by this Agreement, and the method of the release for publication thereof, shall be subject to the prior mutual approval of Acquiror and the Company (which approval shall not be unreasonably withheld by any party), except if such disclosure is required by applicable law (including the rules of any applicable stock exchange), in which case the disclosing party shall provide the other party with prior notice of such public statement, filing or communication, and an opportunity to review such public statement, filing or communication. Notwithstanding the foregoing, the parties acknowledge that the Acquiror may issue a press release disclosing the transactions contemplated by this Agreement, and file a Form 8-K relating to the transactions contemplated hereby; provided, however, that Acquiror shall provide the Company with an opportunity to review any such Form 8-K in advance of filing with the Securities and Exchange Commission.

9.12          Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

9.13          Jurisdiction; Waiver of Jury Trial.

(a)                Any proceeding or action based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in any United States federal court located in California or in a California state court located in the County of Alameda, California, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such proceeding or action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the proceeding or action shall be heard and determined only in any such court, and agrees not to bring any proceeding or action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any action, suit or proceeding brought pursuant to this Section 9.13.

(b) EACH OF THE PARTIES HEREBY EXPRESSLY WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY CLAIM OR CAUSE OF ACTION (WHETHER IN CONTRACT OR TORT OR OTHERWISE) BROUGHT BY OR AGAINST IT THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT (INCLUDING ANY CLAIM OR CAUSE OF ACTION BASED UPON, ARISING OUT OF OR RELATED TO ANY REPRESENTATION OR WARRANTY MADE IN OR IN

CONNECTION WITH THIS AGREEMENT OR AS AN INDUCEMENT TO ENTER INTO THIS AGREEMENT).

9.14          Enforcement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement, in addition to any other remedy to which any party is entitled at law or in equity. In the event that any action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waiver any requirement for the securing or posting of any bond in connection therewith.

9.15          Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (including, for the avoidance of doubt, any party to which this Agreement is assigned in accordance with Section 9.3) (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Acquiror or Merger Sub under this Agreement (whether for indemnification or otherwise) of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

9.16          Waiver of Conflicts Regarding Representation. Each Party acknowledges and agrees, on its own behalf and on behalf of its directors, members, partners, officers, employees, and Affiliates that the Company and the Pre-Closing Holders are clients of Cooley LLP (“Firm”). After the Closing, it is possible that Firm will represent the Pre-Closing Holders and/or the Holder Representative (individually and collectively, the “Seller Group”) solely in connection with the transactions contemplated by this Agreement, including, for the avoidance of doubt, with respect to any claim for indemnification against the Pre-Closing Holders. Acquiror, the Surviving Corporation and the Company hereby agree that Firm (or any successor) may represent the Seller Group in the future solely in connection with issues that may arise under this Agreement and any claims that may be made thereunder pursuant to this Agreement, including a dispute that arises after the Closing between Acquiror (and/or the Company) and the Holder Representative, even though the interests of Holder Representative may be directly adverse to Acquiror or the Company, and even though the Firm may have represented the Company in a matter substantially related to such dispute or may be handling ongoing matters for the Company. Firm (or any successor) may serve as counsel to all or a portion of the Seller Group or any representative or Affiliate of the Seller Group, solely in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party consents thereto, and waives any conflict of interest arising therefrom, and each such Party shall cause any Affiliate thereof to consent to waive any conflict of interest arising from such representation. Each party acknowledges that such consent and waiver is voluntary, that it has been carefully considered, and that the parties have consulted with counsel or have been advised they should do so in this connection.

9.17          Privileged Communications. Neither Acquiror nor the Surviving Corporation shall assert any Privileged Communications against the Pre-Closing Holders in connection with any claim for indemnification brought by Acquiror or any other Indemnified Party pursuant to Article VIII. Following the Effective Time, the Holder Representative and the Pre-Closing Holders will be permitted to use Privileged Communications in connection with the defense of any claim by Acquiror or any other Indemnified Party under Article VIII.

[signatures follow]

IN WITNESS WHEREOF, the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

SMART Global Holdings, Inc.

By: /s/ Jack Pacheco
Name: Jack Pacheco
Title: Executive Vice President

GLACIER ACQUISITION SUB, INC.

By: /s/ Bruce Goldberg
Name: Bruce Goldberg
Title: Vice President

Penguin Computing, Inc.

By: /s/ Thomas Coull
Name: Thomas Coull
Title: President and CEO

Fortis Advisors LLC, solely in its capacity as the initial Holder Representative hereunder

By: /s/ Ryan Simkin
Name: Ryan Simkin
Title: Managing Director

[Signature Page to Agreement and Plan of Merger]